UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of: Emerging Global Advisors, LLC and EGA Emerging Global Shares Trust 171 East Ridgewood Avenue Ridgewood, NJ 07450 ALPS Distributors, Inc. 1290 Broadway Suite 1100 Denver, CO 80203	File No. 812-13954

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for (i) an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

Robert C. Holderith
President, Chief Compliance Officer and Managing Member
Emerging Global Advisors, LLC
171 East Ridgewood Avenue
Ridgewood, NJ 07450

With a copy to:

Michael D. Mabry
Fabio Battaglia, III
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098

Page 1 of 68 sequentially numbered pages (including exhibits).

As filed with the U.S. Securities and Exchange Commission on January 20, 2012

TABLE OF CONTENTS

I.	INTRODUCTION	4
	A. Summary of Application	4
	B. Comparability of Relief Sought to Prior Relief Granted by the Commission	5
II.	BACKGROUND	6
	A. General	6
	B. The Initial Funds	8
	C. The Adviser	8
	D. The Distributor	9
	E. Administrator, Custodian, Fund Accountant, Transfer Agent and Dividend Disbursing Agent	9
	F. Underlying Indexes and Licensing Arrangements	9
	1. Underlying Indexes and Index Providers of the Initial Funds	10
	G. Capital Structure and Voting Rights: Book-Entry	10
	H. Investment Objectives and Policies	11
	1. General	11
	2. Non-Component Securities in Fund’s 20% Asset Basket	12
	3. Additional Policies	12
	4. Depositary Receipts	12
	I. Exchange Listing	13
	J. Sales of Shares	13
	1. General	13
	2. Transaction Fees	14
	3. Section 12(d)(1) Disclosure	15
	4. Purchase of Creation Units; General	15
	5. Payment Requirements for Creation Units	15
	6. Placement and Acceptance of Creation Unit Purchase Orders	17
	7. Rejection of Creation Unit Purchase Orders	20
	K. Pricing	20
	L. Redemption	21
	M. Qualification as a Regulated Investment Company	23
	N. Dividend Reinvestment Service	23
	O. Shareholder Transaction and Distribution Expenses	24
	P. Shareholder Reports	24
	Q. Availability of Information Regarding Shares and Underlying Indexes	24
	R. Sales and Marketing Materials	26
	S. Procedure by Which Shares Will Reach Investors	27

	T. Third Party Broker-Dealer Issues; Disclosure Documents	27
III.	IN SUPPORT OF THE APPLICATION	28
	A. Summary of the Application	28
	B. Benefits of the Proposal	30
	1. General.	30
	2. Intra-Day Trading	30
	3. Maintaining a Competitive Position in the Global Securities Markets.	30
	4. Likelihood that Secondary Market Prices for Fund Shares will Closely Track Their Respective NAV per Share.	31
	C. Investor Uses and Benefits of Products	31
IV.	REQUEST FOR ORDER	32
	A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1) of the Act	32
	B. Exemption from the Provisions of Section 22(d) and Rule 22c-1	33
	C. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2) of the Act	34
	D. Exemption from the Provisions of Section 22(e) of the Act	38
	E. Exemption from the Provisions of Section 12(d)(1) of the Act	40
	1. Concerns Underlying Sections 12(d)(1)(A) and (B)	40
V.	EXPRESS CONDITIONS TO THIS APPLICATION	43
	A. ETF Relief	44
	B. Section 12(d)(1) Relief	44
VI.	NAMES AND ADDRESSES	47

Appendix A – Glossary of Certain Defined Terms

Appendix B – The Initial Funds

I.	INTRODUCTION

A.	Summary of Application

EGA Emerging Global Shares Trust (“Trust”) and Emerging Global Advisors, LLC (“EGA” or the “Adviser”) and ALPS Distributors, Inc. (“ALPS Distributors” and, together with the Trust and the Adviser, “Applicants”)1, by this Amended and Restated Application dated January 20, 2012 (“Application”) hereby apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”), for (i) an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”). Applicants seek the Order to create and/or operate one or more index-based portfolios of the Trust that offers Shares (defined below) for which a third party that is not an “affiliated person”, as such term is defined in Section 2(a)(3) of the Act (for the purposes of this Application, an “Affiliated Person”), or an affiliated person of such Affiliated Person (for the purposes of this Application, a “Second-Tier Affiliate”), of the Trust, the Adviser, any Sub-Adviser (defined below) or the Distributor (defined below), serves as Index Provider (defined below) to each Fund (defined below).

Applicants request that the Order apply to the initial series of the Trust identified and described in Appendix B hereto and mentioned in Section II.B. below (“Initial Funds”), and other open-end management investment companies, or series thereof, that may be created in the future as well as future series of the Trust (collectively “Future Funds”) that track a specified domestic and/or foreign securities index as further described below. Any Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and (b) comply with the terms and conditions of the Application. The Initial Funds and all Future Funds are collectively referred to herein as the “Funds”.

The Order, if granted, would permit, among other things:

•	the Funds, each a registered open-end investment company or series thereof, to issue their shares (“Shares”) to be redeemable in large aggregations only;

•
secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) per Share on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (each, an “Exchange”), including NYSE Arca, Inc. (“NYSE Arca”) and The Nasdaq Stock Market, Inc. (“Nasdaq”);

•
certain Affiliated Persons and Second-Tier Affiliates of the open-end investment companies described herein to deposit securities into, and receive securities from, such investment companies, in connection with the “in-kind” purchase and redemption of aggregations of Shares of such investment companies ;

•	the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

1
All existing entities that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

•
management investment companies and unit investment trusts (“UITs”) registered under the Act that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Investing Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) of the Act;

•
the Funds, any principal underwriter for the Funds, and/or any broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Investing Funds beyond the limits of Section 12(d)(1)(B) of the Act; and

•
each Fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Investing Fund to sell its Shares to, and redeem its Shares from, an Investing Fund.  An Investing Fund may rely on the order only to invest in the Funds and not in any other registered investment company.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors. An Investing Fund may rely on the order only to invest in Funds and not in any other registered investment company.

The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief” and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as “12(d)(1) Relief.” The ETF Relief and the 12(d)(1) Relief collectively will be referred to herein as “Relief.”

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

Applicants seek Relief substantially similar to the relief granted by the Commission to other open-end management investment companies commonly referred to as “exchange-traded funds” (“ETFs”), including Precidian ETFs Trust, PIMCO ETF Trust, Old Mutual Global Shares Trust, Global X Funds, Javelin Exchange-Traded Trust, ALPS ETF Trust, iShares Trust, SSgA Funds Management, NETS Trust and PowerShares Exchange-Traded Fund Trust (collectively, “Prior ETFs”).2

2
Precidian Funds ETF Trust, Investment Company Act Release No. 29712 (July 1, 2011); Old Mutual Global Shares Trust, et al., Investment Company Act Release No. 28898 (September 9, 2009); Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28752 (June 1, 2009); Global X Funds, et al., Investment Company Act Release No. 28433 (October 3, 2008); Javelin Exchange-Traded Trust, et al., Investment Company Act Release No. 28367 (August 26, 2008); ALPS Advisers, Inc., et al., Investment Company Act Release No. 28262 (May 1, 2008) (“ALPS Order”); Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); NETS Trust, et al., Investment Company Act Release No. 28195 (March 17, 2008); SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27839 (May 25, 2007); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 25985 (March 28, 2003) PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27841 (May 25, 2007); (collectively, “Prior Orders”).

The relief requested herein is also substantially similar to relief previously granted to ALPS Advisers, Inc. (“ALPS Advisers”), the Initial Funds’ current investment adviser (“ALPS Order”).3

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	BACKGROUND

A.	General

ALPS Advisers, a Colorado corporation with its principal office located at 1290 Broadway, Suite 1100, Denver, Colorado 80203, currently serves as the investment adviser to the Initial Funds.  ALPS Advisers has engaged EGA, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”), to serve as an investment sub-adviser to the Initial Funds. Applicants seek the relief requested herein so that, if ALPS Advisers ceases to act as the investment adviser to the Funds, the Funds and EGA may rely on the Order granted pursuant to this Application, independent of the ALPS Order.

The Funds are or will be index-based market-basket investment products that are or will be available to both institutional and retail investors. The Trust is a statutory trust organized under the laws of Delaware and may be comprised of both diversified and non-diversified Funds, each of which will operate pursuant to the terms and conditions stated in this Application.

The Trust has registered with the Commission as an open-end management investment company and has filed a registration statement on Form N-1A with the Commission under the Securities Act of 1933 (“Securities Act”) and the Act (“Registration Statement”). The Trust will offer and sell the Funds’ Shares pursuant to the Registration Statement.

Each Initial Fund holds, and each Future Fund will hold, certain securities (“Portfolio Securities”) consisting largely of some or all of the component securities (“Component Securities”) of a specified securities index (individually, an “Underlying Index” and collectively, “Underlying Indexes”) selected to correspond generally to the performance of such Underlying Index. Each Underlying Index is or will be comprised solely of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets (“Domestic Indexes”), (iii) non-domestic issuers that do not

3
ALPS Advisers is one of a number of applicants that filed a request for substantially similar relief with the Commission on April 15, 2008 (File No. 812-13430). The Commission issued the ALPS Order, supra note 2, granting such relief.  The Trust currently relies on the ALPS Order for exemptive relief under Section 6(c) of the Act from Sections 2(a)(32), 5(a)(1), 22(d), 22(e), and 24(d) of the Act and Rule 22c-1 under the Act, under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act.  If this Application is granted, the Funds intend to rely on the new Order.

meet the requirements for trading in U.S. markets (“Foreign Indexes”) and (iv) a combination of issuers described in (i) and/or (ii) and (iii) (“Global Indexes”).

The Initial Funds and any Future Fund will invest in and hold as Portfolio Securities, as appropriate, the following: (i) equity securities (“Equity Funds”), (ii) fixed income securities (“Fixed Income Funds”) or (iii) a combination of both equity and fixed-income securities (“Combination Funds”) traded in the U.S. or non-U.S. markets. Funds that invest in domestic equity securities (“Domestic Equity Funds”), domestic fixed income securities (“Domestic Fixed Income Funds”) or a combination of domestic equity and fixed income securities (“Domestic Combination Funds”) are collectively referred to herein as “Domestic Funds.” Funds that invest in foreign equity securities (“Foreign Equity Funds”), foreign fixed income securities (“Foreign Fixed Income Funds”) or a combination of foreign equity and fixed income securities (“Foreign Combination Funds”) are collectively referred to herein as “Foreign Funds.” Funds that invest in foreign and domestic equity securities (“Global Equity Funds”), foreign and domestic fixed income securities (“Global Fixed Income Funds”) or a combination of foreign and domestic equity and fixed-income securities (“Global Combination Funds”) are collectively referred to herein as “Global Funds.”

Applicants will not seek to register any Future Funds or list the Shares of any Fund without complying with all applicable listing rules of the Exchange on which the Shares are primarily listed (“Listing Exchange”).

The Trust will issue, with respect to each Fund on a continuous offering basis, only specified large aggregations of individual Shares (e.g., 25,000 Shares, 50,000 Shares or 100,000 Shares) (each such specified aggregation of Shares a “Creation Unit”).4 The size of a Creation Unit for each Fund will initially be determined by the Adviser, in part based on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s target audience.5 Applicants expect that the initial price of a Creation Unit will be a minimum of $1 million and will fall in the range of $1 million to $10 million, and that the initial trading price per individual Share of each Fund will fall in the range of $15 to $100. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded; Shares will not be individually redeemable. Applicants intend that the initial NAV of the Shares be established per Share at a level convenient for trading purposes.

The Shares of the Initial Funds are listed on the NYSE Arca, Inc. Exchange (“NYSE Arca”). Shares of each Future Fund will be listed and traded individually on an Exchange. There will be at least one Exchange Market Maker (defined below) for a Future Fund’s Shares on each Listing Exchange. For example, if NYSE Arca were to be chosen as the Listing Exchange for a Future Fund, it would designate a “Lead Market Maker” and if Nasdaq were to be chosen as the Listing Exchange for a Future Fund, it

4
Before offering Shares, each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (January 13, 2009), as well any other applicable disclosure requirements.

5
The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from time to time if the individual Shares price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

would select a “Designated Liquidity Provider” to maintain a market for, such Fund’s Shares (collectively, “Exchange Market Makers”). 6

Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of the Funds generally will be made by an “in-kind” (“In-Kind”) tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.J. “Sales of Shares” and Section II.L. “Redemption”. Applicants believe that this In-Kind mechanism minimizes the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Creation Units and would permit closer tracking of each Fund’s Underlying Index. Applicants submit that this In-Kind mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”).

B.	The Initial Funds

As noted above, the Trust is a statutory trust organized under the laws of Delaware. The Trust is registered under the Act with the Commission as an open-end management investment company with multiple series. The Initial Funds, described in Appendix B hereto, are separate series of the Trust. The Trust will offer and sell its Shares pursuant to the Registration Statement. Each Fund seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of its Underlying Index. The Underlying Indexes for the Initial Funds are briefly described below in Section II.F. and in Appendix B hereto. Each Fund’s Portfolio Securities will consist largely of some or all of the Component Securities of its Underlying Index, as discussed below in Section II.H.

C.	The Adviser

The Adviser, EGA, currently serves as a sub-adviser to the Initial Funds subject to the supervision of ALPS Advisers and the Board of Trustees of the Trust (“Board”). EGA expects be the investment adviser to the Initial and Future Funds. The Adviser is a Delaware Limited Liability Corporation, with its principal office located at 171 East Ridgewood Avenue, Ridgewood, NJ 07450, and is registered as an “investment adviser” under Section 203 of the Advisers Act.

The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund.7 The Adviser will manage the investment and reinvestment of each Fund’s assets in accordance with its investment objective. The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respect to particular Funds

6
No Exchange Market Maker is or will be an Affiliated Person, or a Second-Tier Affiliate, of the Funds, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to solely to ownership of Shares, as described below.

7	The term “Board” also includes any board of directors or trustees of a Future Fund.

(each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). The Sub-Advisers, if any, will serve as the portfolio managers for the Funds. The Adviser will compensate any Sub-Adviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract. Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective. Any Sub-Adviser to a Fund will be registered under the Advisers Act.

D.	The Distributor

The Trust will enter into a distribution agreement with one or more distributors. The distributor for the Initial Funds is ALPS Distributors, a Colorado corporation with its principal office located at 1290 Broadway, Suite 1100, Denver, Colorado 80203. ALPS Distributors is, and each distributor for a Future Fund will be, a Broker registered under Exchange Act and will act as distributor and principal underwriter (“Distributor”) of one or more of the Funds. Each Distributor will distribute Shares on an agency basis. No Distributor is or will be affiliated with any Exchange. The Distributor for each Fund will comply with the terms and conditions of this Application. The Distributor of any Fund may be an Affiliated Person, or a Second-Tier Affiliate, of that Fund’s Adviser and/or Sub-Advisers.8

E.	Administrator, Custodian, Fund Accountant, Transfer Agent and Dividend Disbursing Agent

The Initial Funds have appointed the Bank of New York to act as administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”) and dividend disbursing agent (“Dividend Disbursing Agent”) of the Funds’ Portfolio Securities. The Trust, in accordance with the provisions of Rule 17f-5 under the Act, may appoint one or more eligible foreign custodians in each jurisdiction where the Portfolio Securities of each Foreign Fund and Global Fund principally trade to act as its designated agent to hold, settle, clear and effect any required transaction in such securities (each, a “Sub-Custodian” and collectively, “Sub-Custodians”). The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, the Adviser, the Sub-Adviser or an affiliate of the Adviser and/or Sub-Advisers may provide administration, custody, fund accounting, transfer agency, dividend disbursement and securities lending services to the Funds.

F.	Underlying Indexes and Licensing Arrangements

As noted above, each Initial Fund has been based on its corresponding Underlying Index identified in Appendix B to this Application. Each Initial Fund is, and any Future Fund will be, entitled to use its Underlying Index pursuant to either a licensing agreement with the entity that compiles, creates, sponsors or maintains an Underlying Index (each an “Index Provider”) or one or more sub-licensing arrangements pursuant to such licensing agreement with the Index Provider.

No Index Provider is, or will be, an Affiliated Person, or a Second-Tier Affiliate, of the Trust, any Fund, the Adviser, any promoter of a Fund, any Sub-Adviser or Distributor. An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an

8	Applicants request that the Order also apply to any Distributor to the Funds for so long as it continues to comply with the terms and conditions of this Application.

Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of Component Securities, the inclusion or exclusion of specific Component Securities, or methodology for the calculation or the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

1.	Underlying Indexes and Index Providers of the Initial Funds

The Underlying Index for each Initial Fund is briefly described in Appendix B hereto. Each Index Provider uses a proprietary rules-based methodology (“Index Methodology”) to determine the composition and relative weightings of the Component Securities in each Underlying Index and publishes information regarding the market value of each Underlying Index. More information about each Underlying Index, including a list of the Component Securities of each Underlying Index, can be found on the Funds’ website (“Website”).

There are two Index Providers for the Initial Funds. One Index Provider is Dow Jones Indexes, which offers equity indexes as well as fixed-income and alternative indexes, including measures of hedge funds, commodities and real estate. Dow Jones Indexes is part of a joint venture company owned 90 percent by CME Group Inc. and 10 percent by Dow Jones & Company, Inc. The other Index Provider is INDXX LLC, a company with offices in the U.S. and India that provides indexes for global investors.

G.	Capital Structure and Voting Rights: Book-Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only. The Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), 9 or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares of each Fund (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of DTC or the DTC participants (“DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and the DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at the Adviser’s expense through the customary practices and facilities of DTC and the DTC Participants.

9
DTC is a wholly-owned subsidiary of The Depository Trust and Clearing Corporation (“DTCC”). DTCC operates its clearing and settlement businesses through several operating subsidiaries, including DTC, Fixed Income Clearing Corporation (“FICC”) and NSCC (as defined below).

H.           Investment Objectives and Policies

1.	General

The investment objective of each Fund will be to provide investment returns that correspond, before fees and expenses, generally to the performance of its Underlying Index. In seeking to achieve the investment objective of a Fund, the Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below. At least 80% of each Fund’s total assets (excluding securities lending collateral) (“80% Basket”) will be invested in Component Securities, in TBA Transactions (defined below) representing Component Securities, or, in the case of Foreign Funds and Global Funds, the 80% Basket requirement may also include Depositary Receipts (defined below) representing Component Securities. Any Depositary Receipts (defined below) held by a Foreign Fund or a Global Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Underlying Index, will improve the liquidity, tradability and settlement of a Foreign Fund’s or Global Fund’s then current Portfolio Deposit (defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund or Global Fund to maintain direct exposure to Component Securities of its relevant Underlying Index.

Each Fund may also invest up to 20% of its total assets (“20% Asset Basket”) in a broad variety of other instruments including, but not limited to, repurchase agreements, reverse repurchase agreements, government securities, cash and cash equivalents, commodities, options, futures contracts, currency futures contracts, options on futures contracts, swaps, options on swaps, forward contracts or other derivatives or financial instruments (including, but not limited to, credit-linked notes, commodity-linked notes, forward commitment transactions, foreign currency forwards, indexed and inverse floating rate securities, floating and variable rate instruments, convertible instruments, preferred stocks, rights and warrants), real estate investment trusts, shares of other ETFs, UITs and exchange-traded notes, and shares of money market mutual funds or other investment companies or pooled investment vehicles, foreign currency, mortgage-backed securities, asset-backed securities, municipal debt securities, when-issued securities and delayed delivery transactions (collectively, “Other Instruments”), including securities not included in its Underlying Index (“Non-Component Securities”), which the Adviser and/or Sub-Adviser believes will help the Fund track its Underlying Index, as discussed below in subsection 2. A Fund will utilize either a “replication strategy” or “representative sampling” as described below. A Fund using a “replication strategy” will invest in the Component Securities of its Underlying Index in the same approximate proportions as in such Underlying Index. A Fund utilizing representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Index or to maintain RIC compliance (see the discussion below in subsection 2). Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell, or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Adviser and/or Sub-Adviser utilizing quantitative analytical procedures described below. Under the representative sampling technique, each security is selected for inclusion in a Fund through the Adviser’s or the Sub-Adviser’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index. Securities are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of such Fund’s Underlying Index taken in its entirety. If the representative sampling technique is used, a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. The Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities. Finally, the Fund may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of Other Instruments.

2.	Non-Component Securities in Fund’s 20% Asset Basket

As discussed above in subsection 1, a Fund may hold, as part of its 20% Asset Basket, Non-Component Securities which the Adviser and/or Sub-Adviser believes will help such Fund track the performance of its Underlying Index. The following examples illustrate the circumstances in which a Fund would hold Portfolio Securities that are Non-Component Securities. First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s Underlying Index (such as reconstitutions), any Fund may accept as Deposit Securities (defined below), securities that are publicly announced as additions to its Underlying Index prior to their actual date of inclusion in such index. Second, any Fund may hold Portfolio Securities that have recently been deleted from its Underlying Index due to various corporate actions and reconstitutions. Third, any Fund may invest in Non-Component Securities when necessary to meet RIC diversification requirements. For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Adviser and/or Sub-Adviser may invest in Non-Component Securities which the Adviser and/or Sub-Adviser believes have performance characteristics of the securities of such single issuer. In such cases, the Non-Component Securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

3.	Additional Policies

Each Fund has adopted or will adopt certain fundamental policies consistent with the Act and will be classified as either “diversified” or “non-diversified” under the Act. Each Fund, regardless of whether classified as diversified or non-diversified, intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a RIC for purposes of the Code in order to relieve such Fund of any liability for federal income tax to the extent that earnings and gains are distributed to shareholders as required under the Code.

4.	Depositary Receipts

Applicants anticipate that some of the Foreign Funds and Global Funds may invest a significant portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (“Receipts

Depository”) and evidence ownership interests in a security or a pool of securities (“Securities Underlying Receipts”) that have been deposited with the Receipts Depository.10

No Foreign Fund or Global Fund will invest in any Depositary Receipts that the Adviser or the Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

I.	Exchange Listing

The Trust, on behalf of the Initial Funds, has listed its Shares on NYSE Arca as the Listing Exchange, and will list the Shares of all Future Funds on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares. Shares traded on the Listing Exchange or other Exchange will be traded in a manner similar to the shares of Prior ETFs, and it is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Exchange Market Makers in Shares. Shares of the Initial Funds are traded on NYSE Arca in a manner similar to those of other ETFs.

Applicants intend to satisfy all listing requirements for a Fund to maintain its listing on the Listing Exchange, including meeting minimum threshold requirements related to beneficial holders, maintaining its relevant Underlying Index and any additional listing requirements the Listing Exchange deems advisable.

As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross-listed on one or more foreign securities markets.

J.	Sales of Shares

1.	General

The Trust will be structured in a manner similar to all ETFs currently trading in the United States and therefore will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time (“ET”)) (“Closing Time”) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a “Business Day” which is defined as any day that the NYSE, the relevant Listing Exchange, the Trust and the Custodian are open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

In order to keep costs low and permit a Fund to be as fully invested as possible, Shares of the Funds generally will be purchased and redeemed by means of an In-Kind tender of specified securities (referred to as “Deposit Securities” for purposes of purchases, and referred to as “Redemption

10
Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Receipts Depository is typically a U.S. financial institution and the Securities Underlying Receipts are issued by a foreign issuer. ADRs are registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Receipts Depository may be a foreign or a U.S. entity, and the Securities Underlying Receipts may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any Sub-Adviser will serve as the Receipts Depository for any Depositary Receipts held by a Fund.

Securities” for purposes of redemptions) together with the deposit of a specified cash portion of the purchase price and redemption proceeds, all in the manner described herein.11 Such an In-Kind policy will minimize portfolio turnover and brokerage expenses. Deposit Securities and Redemption Securities either (1) will correspond pro rata to the Portfolio Securities of a Fund or (2) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Redemption Securities will (a) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, (b) consist only of securities that are already included among the existing Portfolio Securities and (c) be the same for all Authorized Participants (defined below) on a given Business Day. In either case, a basket of Deposit Securities and a basket of Redemption Securities (and a true pro rata slice of the Portfolio Securities) may differ solely to the extent necessary (1) because it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, (2) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots or (3) for temporary periods, to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index. A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

Over time, a Fund may conclude that operating on an exclusively In-Kind basis presents operational problems for the Fund. Therefore, a Fund may permit, in its discretion, an In-Kind purchaser to substitute cash-in-lieu of depositing some or all of the requisite Deposit Securities. In order for each Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the future that its Shares may be purchased in Creation Units on a “Cash-Only” basis from time to time. The decision to permit Cash-Only purchases of Creation Units, to the extent made at all in the future, would be made if the applicable Fund and the Adviser and/or Sub-Adviser believed such method would reduce such Fund’s transaction costs or would enhance such Fund’s operating efficiency. This would likely happen only in limited circumstances. For example, when a substantial rebalancing of a Fund’s Portfolio Securities is required, the Adviser and/or Sub-Adviser might prefer to receive Cash-Only, rather than In-Kind securities, so that it has the liquid resources at hand to make the necessary purchases. If a Fund were to receive In-Kind securities on such a day, it would have to sell many of such securities and then acquire new securities to properly track its Underlying Index, thus incurring transaction costs that could have been avoided (or at least reduced) if the Fund had received payment for the Creation Units in cash.

2.	Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units In-Kind and such costs have the potential to dilute the interests of the Fund’s existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an In-Kind purchaser to substitute cash-in-lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the cash-in-lieu portion of its investment to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage

11
The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The amounts of such Transaction Fees will be determined separately for each Fund. Variations in the Transaction Fees may be imposed from time to time.  Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Securities and Redemption Securities of the Funds.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

3.	Section 12(d)(1) Disclosure

Each individual Share is issued by its applicable Fund and, accordingly, the acquisition of any Share by an investment company, whether acquired from the applicable Fund or in the secondary market, ordinarily would be subject to the restrictions of Section 12(d)(1) of the Act. However, Applicants are requesting an exemption from Section 12(d)(1) of the Act in this Application. See Section IV.E. herein.

4.	Purchase of Creation Units; General

All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which for the purposes of this Application is either: (1) a “Participating Party,” i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission or (2) a Participant in DTC, and which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders a confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities and cash balancing payment, each as described below, the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order. The Distributor also will be responsible for delivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

5.	Payment Requirements for Creation Units

Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an In-Kind deposit with the Fund of the Deposit Securities (selected in the manner discussed above under Section II.H. “Investment Objectives and Policies”) together with an amount of cash, if necessary, specified by the Adviser and/or the Sub-Adviser in the manner described below (“Balancing Amount”). The deposit of the requisite Deposit Securities and the Balancing Amount are collectively referred to herein as a “Portfolio Deposit.” The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of its Deposit Securities (such value referred to herein as the “Deposit Amount”). The Balancing Amount serves the function of compensating for differences, if any, between the NAV per Creation Unit and that of the Deposit Amount. The Portfolio Deposit will apply to all purchases of Creation Units until a new Portfolio Deposit for a Fund is announced.

The Adviser will make available on each Business Day prior to the opening of trading on each Fund’s Listing Exchange, the list of the names and the required quantity of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day)

for the relevant Fund (“Creation List”), along with the Balancing Amount. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.

As noted above in subsection 1, the Trust may conclude that operating on an In-Kind basis for one or more Funds may present operational problems for such Funds. Therefore, a Fund may permit, in its discretion, an In-Kind purchaser to substitute cash-in-lieu of depositing some of the requisite Deposit Securities or Cash-Only in lieu of depositing all requisite Deposit Securities. The decision to permit cash-in-lieu or Cash-Only purchases of Creation Units, to the extent made at all in the future, would be made if the applicable Fund and the Adviser and/or the Sub-Adviser believed such method would reduce such Fund’s transaction costs or would enhance such Fund’s operating efficiency. As discussed above in subsection 1, substitution for payment by cash-in-lieu might be permitted, for example, in circumstances where one or more Deposit Securities may not be available in the quantity needed to make a Fund Deposit or may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. In the case of certain Foreign Funds and Global Funds, one or more Deposit Securities may not be eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances. Additionally, on days when a rebalancing of a Fund’s portfolio is required, the Adviser and/or Sub-Adviser might prefer to receive cash-in-lieu payment rather than an In-Kind deposit so that it has the liquid resources at hand for the Fund to make the necessary purchases. Were such a Fund to receive an In-Kind deposit on such a day, it would have to sell many of the Deposit Securities received and acquire new Deposit Securities, thus incurring transaction costs that could have been avoided (or at least minimized) if such Fund had received payment for the Creation Units via cash-in-lieu payment. Brokerage commissions incurred by a Fund to acquire any Deposit Securities not part of a Fund Deposit are expected to be immaterial, and in any event the Adviser and/or Sub-Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

Each Fixed Income Fund and Combination Fund intends to substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security that is a “to-be-announced transaction” or “TBA Transaction.” A TBA transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.

In addition, each Fund reserves the right to permit the substitution of a cash-in-lieu amount to be added to the Balancing Amount, if any, to replace any Deposit Security which: (1) may be unavailable or not available in sufficient quantity for delivery to the applicable Fund upon the purchase of Shares in Creation Units, (2) may not be eligible for transfer, as appropriate, through the NSCC Process, DTCC Process or Sub-Custodial Process (each defined below), or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When either cash-in-lieu or Cash-Only purchases of Creation Units are available or specified for a Fund, they will be effected in essentially the same manner as In-Kind purchases of Shares. In the case of a cash-in-lieu purchase, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an In-Kind purchase, plus the same Balancing Amount required to be paid by an In-Kind purchaser. In addition, trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities will be incurred by such Fund and will affect the value of all Shares, hence the Adviser and/or Sub-Adviser may adjust the relevant Transaction Fee to defray any such costs and prevent shareholder dilution in the manner and within the parameters described above in subsection 2.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor is not required to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

The transfer, clearance and settlement processes for securities traded in U.S. markets differ from those used for securities traded in non-U.S. markets; in addition, such processes used in connection with U.S. equity securities differ from those for U.S. fixed income securities. Therefore, Authorized Participants making In-Kind payments for Creation Units of a Fund will be required to use one or more of the processes described herein.

Each Fund will utilize one or more of the three discrete clearance and settlement processes briefly described below as the NSCC Process, the DTCC Process and the Sub-Custodial Process, in connection with the In-Kind payments of its Deposit Securities depending upon the nature of such securities and whether the Authorized Participant is also a participant in CNS. Accordingly, Authorized Participants making In-Kind payments for Creation Units of any Domestic Fund must use the DTCC Process, except if such entity is also a participant in CNS, it may elect to use the NSCC Process in connection with a Domestic Fund holding equity securities. Authorized Participants making payments for Creation Units of Shares of a Foreign Fund must have international trading capabilities12 as well as the ability to deposit all foreign securities comprising such Fund’s Portfolio Deposit through the Sub-Custodial Process. Authorized Participants making In-Kind payments for Creation Units of Shares of any Combination Fund will use several, or all, of these three clearing and settlement processes, as appropriate, in order to deliver all required components of the Portfolio Deposit.

Cash delivered to, or by, any Fund will settle via free delivery through the Federal Reserve System.

6.	Placement and Acceptance of Creation Unit Purchase Orders

Following the notice of intention to purchase, an irrevocable order to purchase Creation Units in the form required by each Fund, whether through the NSCC Process, the DTCC Process and/or the Sub-Custodial Process as described briefly below, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf, no later than 4:00 p.m. ET (“Order Cut-Off Time”) in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. In the case of custom orders,13 the order must be received by the Distributor, no later than 3:00 p.m. ET.

(a)	Payments Through the NSCC Process—General

Currently, the NSCC Process is available (i) solely to those DTC Participants that also are participants in the NSCC’s CNS system and (ii) only for Domestic Equity Funds, as well as those Foreign Equity Funds and Global Equity Funds holding portfolios exclusively comprised of ADRs and/or

12	This is not required for any Foreign Fund or Global Fund that holds all of its foreign equity securities comprising its relevant Underlying Index solely in the form of ADRs.

13
A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of a cash-in-lieu amount to be added to the Balancing Amount to replace any Deposit Securities which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting.

securities of non-domestic issuers trading in the U.S. market. The NSCC Process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise such securities basket as a single unit. When a Creation Unit order of one of the Funds mentioned above is processed through the NSCC Process, the Shares issued by such Fund(s) will also settle and clear through the NSCC Process.

(b)	Payments Through the DTCC Process—General

The DTCC Process involves the use of one or more of the DTCC subsidiaries mentioned briefly below, as applicable and requires a non-automatic line-by-line movement of each securities position. Because clearing through the DTCC Process involves the movement of each Fund’s Deposit Securities on an individual basis (potentially hundreds in the case of a Fund with a large Underlying Index), while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of all the Deposit Securities of a Fund, settlement charges incurred using the DTCC Process are higher than those incurred using the NSCC Process. When a Creation Unit of a Fund is processed through the DTCC Process, the Shares issued by each such Fund will also clear and settle through the DTCC Process as described in more detail below.

In-Kind payments of all U.S. equity securities, as well as ADRs and equity securities of non-domestic issuers trading in the U.S. market, will be processed through DTC unless an Authorized Participant has elected to use the NSCC Process described above, U.S. fixed income Deposit Securities traded in the U.S. markets will be processed via the DTCC Process, through the relevant DTCC subsidiary that is responsible for the clearance and settlement of the particular type of fixed income security being deposited, in the manner described below. Each domestic fixed income security that is issued by the U.S. government or any U.S. government agency will clear and settle through the Government Securities Division (“GSD”) of the FICC. Domestic mortgage-backed securities will clear and settle through the Mortgage-Backed Securities Division (“MBSD”) of the FICC. Domestic corporate and municipal fixed income securities may settle and clear through NSCC. The Custodian, and any applicable Sub-Custodian(s), will monitor the movement of each Fund’s requisite Deposit Securities and will instruct the movement of its Shares through DTC only upon validation that such equity securities and fixed income securities have settled correctly. The settlement of such Funds’ Shares will be aligned with the settlement of its underlying domestic and/or foreign fixed income Deposit Securities (or cash) and, except as discussed above with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of “T+3”14 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund and each Combination Fund.

14
Applicants note that Shares of the Fixed Income Funds and the Combination Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund and each Combination Fund will trade in the secondary market at prices that reflect interest and coupon payments on its Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds and the Combination Funds to calculate NAV based on the current market value of their portfolio investments, and does not permit such Funds to reflect in NAV interest and coupon payments not due and payable.

Therefore, to the extent that Shares of the Fixed Income Funds and the Combination Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects such interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds and the Combination Funds. The Exchange Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or other fixed income security or a basket comprised of such securities.

(c)           Payments Through The Sub-Custodial Process—General

Although the Shares issued by any Fund holding foreign Portfolio Securities are cleared and settled through the DTCC Process in the same manner as described above, the foreign Deposit Securities of each such Fund cannot be processed either through the NSCC Process or through the DTCC Process. Instead, Authorized Participants must use the Sub-Custodial Process described below to deliver any foreign security to all Foreign Funds and Global Funds, and the purchase of a Creation Unit for such Funds will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s Custodian; the Custodian will then inform such Fund’s appropriate local Sub-Custodian(s). The Fund’s Custodian will cause the Sub-Custodian(s) of each such Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the requisite foreign Deposit Securities (or the cash value of all or part of such foreign securities, in the case of a permitted Cash-Only purchase or a cash-in-lieu amount), with any appropriate adjustment as determined by the Fund. Each Fund’s foreign Deposit Securities must be held and maintained by the Custodian through the applicable local Sub-Custodian(s) in accordance with the provisions of Rule 17f-5 of the Act. All foreign Deposit Securities delivered in this manner will settle in accordance with the normal rules for settlement of such securities in their applicable non-U.S. market(s). Upon receipt of the required foreign Deposit Securities by a Fund’s relevant Sub-Custodian(s), they will confirm receipt of such securities to the Custodian, who will then notify the Advisor and Distributor. In addition, any domestic equity security that is a required Deposit Security for a Global Fund will clear and settle through DTC in the manner described above. Once all required foreign securities have been delivered through the Sub-Custodial Process and all domestic equity securities (if any are required) have been delivered through the DTCC Process, the Custodian will then instruct the movement of its Shares through the DTCC Process.

Applicants do not believe the issuance and settlement of Creation Units of Funds “outside” the NSCC Process in the manner described above will have any material impact on the efficiency, pricing or the secondary market trading of Shares of such Funds. Each Fund may recoup the settlement costs charged by NSCC, DTC, FICC, MBSD and any Sub-Custodian(s), as applicable, by imposing Transaction Fees on investors purchasing or redeeming Creation Units.

(d)	Other

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser) to reject any order not submitted in proper form.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of all of its required Deposit Securities (or the payment of the appropriate cash-in-lieu or Cash-Only amounts) and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit a Fund to use such collateral to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to such Fund of purchasing such securities and the value of the collateral.

7.	Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet RIC status under the Code for federal tax purposes;

(iii)	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)
the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Adviser and/or Sub-Adviser, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)
there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTCC, NSCC, FICC, MBSD or any other participant in the purchase process; and similar extraordinary events.

K.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, individual Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV per Share or the current day’s NAV per Share. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by such Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of each Fund particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

L.           Redemption

Beneficial Owners of Shares of each Fund may sell their individual Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through each such Fund. Redemption requests for each Fund must be placed by or through an Authorized Participant. Creation Units of each Fund will be redeemable at their applicable NAV next determined after receipt of a request for redemption by each such Fund. Although Applicants currently contemplate that Creation Units of each Fund generally will be principally redeemed In-Kind, together with any applicable Cash Redemption Payment (defined below), the Trust will have, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund (i) In-Kind only or (ii) in Cash-Only payments and/or cash-in-lieu payments as described below, provided the value of its redemption payments, on a Creation Unit basis, in all such cases equals the NAV multiplied by the appropriate number of Shares of such Creation Unit.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem Shares of any Fund will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, except as expressly permitted under the relief requested from the application of such provisions with respect to certain Foreign Funds and Global Funds as set forth below in Section IV.D.

Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Cash Redemption Payment in effect (defined below) and the required Redemption Securities listed on the date a request for redemption is made (defined below).15

15
In the event that the Trust or any Fund is terminated, the composition and weighting of the relevant Portfolio Securities to be made available to redeeming investors shall be established as of such termination date. There are no specific termination events, but any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of the Fund entitled to vote. Although Shares are not automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents provide that the Board will have the unrestricted power to alter the number of Shares constituting a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Fund might elect to pay Cash-Only redemptions to all shareholders, with an In-Kind election for shareholders owning in excess of a certain stated minimum amount.

The Adviser and/or Sub-Adviser will publish daily the list of Redemption Securities which a redeemer will receive from each Fund out of its current Portfolio Securities (“Redemption List”).16  The Fund will also deliver to the redeeming Beneficial Owner in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated in the same manner as that for the Balancing Amount. To the extent that the Redemption Securities on a Fund’s Redemption List have a value greater than the NAV per Share of its Shares being redeemed, a cash payment equal to the differential is required to be paid by the redeeming Beneficial Owner to the applicable Fund. Each Fund may also make redemptions by cash-in-lieu payments rather than by transferring one or more Redemption Securities from such Fund’s portfolio to a redeeming investor if the Fund determines, in its discretion, that such method is warranted. This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain Redemption Securities, such as the presence of such Redemption Securities on a redeeming investment banking firm’s restricted list.

Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same manner as the Transaction Fee incurred in purchasing such Shares. In-Kind redemption payments of Shares may be made through the NSCC Process, the DTCC Process or through the Sub-Custodial Process in the reverse of the manner described above in Section II.J.6. An Authorized Participant using the Sub-Custodial Process will also be required to maintain appropriate security arrangements with a Broker, bank or other custody provider in each non-U.S. jurisdiction where the Redemption Securities of such Funds are primarily traded.

If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Redemption Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect deliveries of the Redemption Securities in such jurisdictions and in certain other circumstances, the Fund may in its discretion exercise its option to redeem such Shares for Cash-Only payments, and the redeeming shareholder will be required to receive its redemption proceeds in such manner. In such case, the investors will receive a cash payment equal to the NAV per Share of the relevant Fund next determined after the redemption request is received in proper form, minus the Transaction Fee as discussed above.

As discussed above, a redeeming investor will pay a Transaction Fee to offset a Fund’s trading costs, operational processing costs, brokerage commissions and other similar costs incurred in transferring its Portfolio Securities from its account to the account of the redeeming investor. A redemption request through the NSCC Process must be received by the Distributor at a time specified by the Fund (currently expected to be 4:00 p.m. ET). An entity redeeming Shares in Creation Units either through the DTCC Process or the Sub-Custodial Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process. In addition, a redeeming investor receiving cash-in-lieu of one or more Redemption Securities from the portfolio of any Fund may also be assessed a higher Transaction Fee on such cash-in-lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and

16
The Adviser and the Distributor have each adopted a Code of Ethics as required under Rule 17j-1 of the Act, and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Adviser and the Distributor have each adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information. Similarly, any Sub-Adviser will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

offer side of the market relating to such securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash-in-lieu portion as described herein.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor may nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to use such collateral either (i) to purchase the missing Shares or (ii) acquire the requisite Deposit Securities and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between such Fund’s cost of acquiring such Shares, Deposit Securities or Balancing Amount and the value of the collateral.

A redemption request for any Fund made either through the DTCC Process or the Sub-Custodial Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by a Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Trust on behalf of the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Units of such Fund being redeemed through the DTCC Process or the Sub-Custodial Process on or before contractual settlement of such redemption request. As discussed above, in certain circumstances, each Fund in its discretion may permit cash-in-lieu or Cash-Only payments to be substituted for Redemption Securities.

M.	Qualification as a Regulated Investment Company

Each Fund intends to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes, with the result that each Fund effectively will be treated as if it were a separate registered investment company and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

As noted above, the Trust, on behalf of each Fund, will have the right to reject an order for purchase of Creation Units of Shares upon an In-Kind deposit of the requisite Deposit Securities if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own 80 percent or more of the outstanding Shares of a given Fund and if, in consequence, pursuant to Section 351 of the Code, the respective Fund would have a basis in such Deposit Securities different from their market value on the date of deposit. Each Fund will have the right to require and rely upon information necessary to determine beneficial ownership of Shares for purposes of the 80 percent determination or in lieu of this, accept a certification from a Broker that is a member of the Fund’s listing Exchange, that the cost basis of the Deposit Securities is essentially identical to their market value at the time of deposit.

N.	Dividend Reinvestment Service

No Fund will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual Brokers may make a dividend reinvestment service available to their clients.

O.           Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated. As discussed above in Section II.L., each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. Each Fund is authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund. Such plan, if implemented, will be disclosed.

P.	Shareholder Reports

Each Fund will furnish to DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. Each Fund will also furnish to DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

Q.	Availability of Information Regarding Shares and Underlying Indexes

Applicants state that, on each Business Day, the Creation List, the Redemption List, and the Balancing Amount effective as of the previous Business Day of each Fund, will be made available on each Business Day prior to the opening of business (subject to amendments) on the relevant Listing Exchange, currently at 9:30 a.m. ET. The Funds’ Administrator will provide an estimated Balancing Amount, adjusted through the close of the trading day, to the relevant Listing Exchange. Each Listing Exchange will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund stated on a per individual Share basis representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Securities (“Estimated Intra-Day NAV”). The Estimated Intra-Day NAV per Share will be updated throughout the day to reflect the changing prices of each Domestic Fund’s Deposit Securities. Applicants note that because the international markets where the Deposit Securities for Foreign Funds and Global Funds primarily trade will be closed for regular trading prior to the Closing Time for such Funds, the value of such Funds’ Deposit Securities will continue to be updated, but only for foreign-exchange currency rates, through the remainder of the U.S. trading day at the prescribed 15-second interval. The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount, nor will it guarantee the accuracy or completeness of the estimated Balancing Amount and hence that of the Estimated Intra-Day NAV per Share. No Fund will be involved in, or responsible for, the calculation or dissemination of Estimated Intra-Day NAV per Share and will make no warranty as to its accuracy.

Applicants have been advised by the Index Providers of the Underlying Indexes for the Initial Funds that the value of the Underlying Index for each Fund will be updated intra-day on a real time basis as individual Component Securities change in price and expect to be advised by the Listing Exchange for the Initial Funds that such updated intra-day value of each Initial Fund’s Underlying Index will be disseminated every 15 seconds throughout the trading day by such Listing Exchange or such other organization authorized by the Index Provider. Applicants expect that the same will be true with respect to the Index Providers of all future Underlying Indexes and future Listing Exchanges with respect to all Future Funds. In addition, these organizations will disseminate values for each Underlying Index once each trading day based on closing prices in the relevant domestic or foreign exchange market. Each Fund will make available on a daily basis the names and required quantities of each of the Deposit Securities in a Creation Unit as well as information regarding the Balancing Amount. In addition, the Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior

Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

Applicants note that because bonds and other fixed income securities typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such securities comes from a variety of sources. With respect to Fixed Income Funds and Combination Funds, this information includes: (i) executed bond transactions as reported on FINRA’s Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from Brokers and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major Brokers. “Executed transaction prices,” as the term suggests, are the prices at which completed transactions in bond and other fixed income securities actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by Brokers that indicate the price at which such Broker would buy or sell a specified amount of fixed income securities. “Indicative quotations” are price quotations provided by Brokers that, while not necessarily executable, provide an indication of the price at which such Broker would buy or sell a specified amount of fixed income securities.

As noted above, one source of intra-day U.S. bond prices is the TRACE system, which reports executed prices on corporate bonds. TRACE reported prices are available without charge on FINRA’s website on a “real time” basis (subject to a fifteen minute delay) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds and other fixed income securities have access to intra-day prices for such securities from a variety of sources other than TRACE. An additional source of information available to Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants currently make markets in the bonds and other fixed income securities included in the Funds’ Underlying Indexes and that, when acting as such, they have access to intra-day prices of such securities through their own trading desks and therefore will be able to assess the intra-day value of each Fund’s fixed income Deposit Securities using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on fixed-income securities from Brokers. Authorized Participants and other market participants also can obtain prices of fixed-income securities by subscription from third parties through on-line client-based services.17

Applicants note that some or all of the Component Securities of Foreign Indexes and Global Indexes may be securities issued by foreign domiciled companies that are listed and traded on non-US trading venues. In such cases, the Component Securities will be listed on major stock exchanges in the country in which the issuer is domiciled. Foreign Indexes and Global Indexes may also include securities issued by foreign domiciled companies that are listed on NYSE Arca or NASDAQ, as well as ADRs and/or GDRs.

17
“[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

A web address exists for every foreign exchange on which the foreign Component Securities trade and quotations can be accessed for each of such securities through such web address. In addition, U.S. retail investors with access to the Internet can access quotations with respect to foreign Component Securities through Yahoo Finance! as well as other financial websites, and investors with access to a Bloomberg terminal can directly access quotations and fundamental data on foreign Component Securities. Applicants understand that the issuers of all Component Securities of any Foreign Index or Global Index file disclosure documents, such as prospectuses, with their respective regulators.

The Website, in addition to publishing the data for each Fund as discussed above, will also publish the following: (i) the current version of each Fund’s Prospectus, Prospectus Summary, if any, and SAI and (ii) its Underlying Index, the Component Securities thereof and a description of the methodology used in calculating such index. The Website will be publicly available prior to the public offering of Shares. Applicants expects that the Listing Exchange for the Initial Funds, as well as the Listing Exchange for each Future Fund, will disseminate a variety of data such as “Total Cash Amount Per Creation Unit”, “Shares Outstanding” and NAV with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines.

The closing prices of each Fund’s Deposit Securities will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as TRACE, or on-line information services such as, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, Applicants expect, given the past history of the Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

R.	Sales and Marketing Materials

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund”; instead, each Fund will be marketed as an “exchange-traded fund” or an “ETF”. For example, no Fund marketing materials (other than as required by Form N-1A) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with traditional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on an Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

Although each Fund will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “ETF” or “exchange-traded fund.” To that end, the designation of the Funds in all advertising and marketing materials will be limited to the terms “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All advertising and marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with any investor educational materials issued or circulated in connection with the Shares.

While Creation Units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them directly to the Fund in a Creation Unit. After a Fund has traded for twelve months or more, supplementary information on market premiums or discounts relative to the NAV will be provided to enable present Beneficial Owners of Shares and prospective investors to evaluate the relative desirability of the Shares’ intraday marketability versus a traditional mutual fund’s redeemability at NAV at every trading day’s closing NAV.

S.	Procedure by Which Shares Will Reach Investors

Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to a Fund’s Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holdings. Another likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of a Fund’s Shares on an Exchange versus the aggregate value of the Portfolio Securities, the Deposit Securities or Redemption Securities and the applicable Balancing Amount. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV per Share. Lastly, Applicants observe that Exchange Market Makers may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

In the above examples, those persons who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the region, country, industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share.

T.	Third Party Broker-Dealer Issues; Disclosure Documents

As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. As a result, a Broker and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.

Brokers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.18

The Distributor will act as coordinator in connection with the production and distribution of a Fund’s Prospectus and SAI to Brokers and will make generally known among the Broker community that current versions of such documents may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such Prospectus and SAI from the Distributor. Additionally, the Distributor will arrange to deliver the Fund’s Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

III.	IN SUPPORT OF THE APPLICATION

A.	Summary of the Application

Applicants seek an Order from the Commission permitting (1) Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in each Fund’s Shares on an Exchange at negotiated prices rather than at the current offering price described in the Fund’s Prospectus; (3) certain Affiliated Persons and Second-Tier Affiliates of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units; (4) Foreign Funds and Global Funds to pay In-Kind redemption proceeds more than seven (7) days after Shares of such Funds are tendered for redemption in certain circumstances; (5) Investing Funds to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act; (6) Funds, any principal underwriter for a Fund and/or any Broker, to sell Shares to Investing Funds beyond the limits of Section 12(d)(1)(B) of the Act; and (7) each Fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Investing Fund to sell its Shares to, and redeem its Shares from, an Investing Fund.  An Investing Fund may rely on the order only to invest in the Funds and not in any other registered investment company.

The Relief specified below, other than the relief under section 12(d)(1)(J), is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares would: provide (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available on demand at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; (c) an investment vehicle that would track the selected Underlying Indexes more

18
Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing Exchange in connection with a sale on such Listing Exchange, is satisfied by the fact that the Fund’s Prospectus and SAI are available at such Listing Exchange upon request.

closely than many alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; (d) a security that should be freely available in response to market demand; (e) competition for comparable products available in both foreign and U.S. markets, as well as (f) attract capital to the U.S. markets; (g) provide enhanced liquidity; (h) facilitate the implementation of diversified investment management techniques; and (i) provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”19 The Shares would provide to both retail and institutional investors, new exchange-traded investment company products representing interests in targeted securities markets. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. Applicants have concluded that In-Kind redemption of Creation Units of the Funds to the maximum extent practicable, as described herein, is essential in order to minimize the need for selling their respective Portfolio Securities to meet redemptions, to permit the maximum amount of resources of each Fund to be used to track its Underlying Index; to increase the operating efficiencies of the Trust and thereby minimize costs; and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an Affiliated Person of such company, if the Commission finds that:

“the terms of the proposed transaction. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an Affiliated Person of the Fund. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policy of each Fund as described herein; and are (c) consistent with the general purposes of the Act.

With respect to exemptive relief specified below regarding Sections 12(d)(1)(A) and 12(d)(1)(B), relief is requested pursuant to Section 12(d)(1)(J) of the Act to permit Investing Funds to acquire Shares of each Fund beyond the limits of Section 12(d)(1)(A) and permitting such Funds, their Distributor and Brokers to sell Shares of each such Fund to Investing Funds in excess of the limits of Section 12(d)(1)(B).

19	“Request for Comments on Reform of the Regulation of Investment Companies,” IC Release No. 17534 (June 15, 1990), at 84.

In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Fund to sell its Shares to, and redeem its Shares from, an Investing Fund that owns 5% or more of such Fund’s Shares.

Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Investing Funds enter into an Investing Fund Participation Agreement, as defined below, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors.

Applicants believe that the exemptions requested under section 6(c) are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are also virtually identical to those granted in Prior Orders.

B.	Benefits of the Proposal

1.	General.

The typical ETF allows investors to trade a standardized portfolio or “basket” of securities in a size comparable to a share of common stock. Trading in exchange-basket products is an important investment strategy, due in part to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a specific region, country, market, market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme, to participate in an economic/investment trend and/or invest in a particular type of securities across such region, country, markets, segments or industry sectors, such as domestic bonds and foreign equity securities. The popularity of current ETFs, including but not limited to the Prior ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

2.	Intra-Day Trading

Investors have also been drawn to the liquidity provided by many ETFs. Unlike traditional open-end mutual funds which do not provide investors the ability to trade throughout the day, Shares of the Funds will be listed on an Exchange and will trade throughout the Listing Exchange’s regular trading hours. Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities inherent in the Trust’s structure which permits each Fund to continually purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV, in marked contrast to closed-end investment companies. This continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

3.	Maintaining a Competitive Position in the Global Securities Markets.

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide investors greater access to U.S. markets. By providing a wide range of investors with a U.S. exchange-traded security that permits participation in significant segments of various domestic, international and global securities markets, Applicants believe that the proposed new basket securities will benefit both investors and the markets.

4.	Likelihood that Secondary Market Prices for Fund Shares will Closely Track Their Respective NAV per Share.

Applicants assert that the structure and mechanics of the Trust and its Funds, like those of existing ETFs, will permit Shares of each Fund to trade on the secondary market at prices that will closely track their respective NAV per Share. The Commission has granted exemptive relief to existing ETFs, including the Prior ETFs, in large part because their structure and mechanics minimize the extent of a premium or discount in the secondary market price for their Shares relative to such ETFs’ NAV per Share.

Although Shares of the Future Funds are not yet listed on a Listing Exchange and therefore do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Future Funds will provide both arbitrage opportunities and a hedging mechanism as efficient and robust as those which now exist for current ETFs, including the Initial Funds. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs, including the Prior ETFs. Therefore, in light of the portfolio transparency, the arbitrage opportunities and the hedging mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to their respective NAV per Share and should reflect the value of each Fund’s underlying portfolio.

C.	Investor Uses and Benefits of Products

Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these benefits will be identical or substantially similar to the benefits offered by all ETFs currently trading in the secondary market. These benefits include flexibility, tradability, availability, certainty of purchase price and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Funds, as compared to those of their directly competitive traditional mutual funds, due to their In-Kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, as well as the Deposit Securities and Redemption Securities, of each Fund. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisers and Brokers, among others, and will enhance general market knowledge about each Fund’s holdings as well as the performance of its Adviser and/or Sub-Adviser.

Applicants have made every effort to structure the Funds in a way that would not favor institutional investors, as well as those professional traders discussed above, purchasing and redeeming Shares in Creation Units over retail investors buying and selling individual Shares in the secondary market. All investors, large and small, will have information readily available as to how changes in each Fund’s Underlying Index are determined and information with respect to all changes made to such Underlying Index will be available to all investors at the same time. Given that each Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor any Sub-Adviser will have latitude to change or specify certain Deposit Securities or Redemption Securities to favor an Affiliated Person or a Second-Tier Affiliate.

Based on the foregoing, Applicants respectfully request the Relief as set forth below.

IV.           REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1) of the Act

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of each Fund’s current net assets; the unusual aspect of a Share is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. However, because the redeemable Creation Units of each Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Although Shares will not be individually redeemable, as discussed above, Applicants expect that the secondary market price of individual Shares will not vary much from their NAV per Share. Historical data relating to other exchange-traded funds trading on NYSE Arca, Nasdaq, and other Exchanges support this view.

The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

“person, security, or transaction, or any class or classes of...securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The relief requested and the structure described in this Application are the same as that granted by the Commission in the Prior Orders, permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. The Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the Prior Orders and merit the same relief.

Investors may purchase Shares in Creation Units from each Fund and such Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units to the relevant Fund for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. Applicants believe that because the market price of Creation Units on the secondary market will be disciplined by the arbitrage activity discussed above, investors should be able to sell individual Shares in the secondary market at prices that should not vary substantially from their NAV per Share.

The Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect.

Applicants further believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . .”

Rule 22c-1 under the Act provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on a Listing Exchange and the relevant Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV per Share next calculated after receipt of any sale order. The Shares will trade on and away from20 the Listing Exchange at all times on the basis of current bid/offer prices. Therefore, the purchase and sale of Shares of each Fund will not be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases of such Shares be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended to (1) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) prevent unjust discrimination or preferential treatment among buyers, and (3)

20	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors Shares at less than the published sales price and who could pay investors a little more than the published redemption price.21

Applicants believe that the first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — do not appear to be relevant issues for secondary trading by Brokers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants assert that the proposed distribution system for Shares will be orderly. Anyone may sell or acquire Shares either by selling or purchasing them on the Exchange or by creating or redeeming one or more Creation Units; therefore, no Broker should have an advantage over any other Broker in the sale of such Shares. In addition, as described above, secondary market transactions in Shares can be expected to generally occur at prices roughly equivalent to their NAV per Share. In view of the fact that the Redemption List and Creation List for each Fund will be fully transparent, Applicants expect that institutional investors and professional traders described above should cause the price for Shares in the secondary market and their NAV per Share to remain narrow. Applicants believe that, to date, shares of Prior ETFs have consistently traded on, at, or very close to, their respective NAVs. Therefore, Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shares of Prior ETFs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2) of the Act

Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of such Act to allow certain Affiliated Persons, and Second-Tier Affiliates to effectuate purchases and redemptions In-Kind.22  Section 17(a)(1) of the Act, in general, makes it unlawful:

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the

21	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

22	See supra note 10.

holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof”

Section 17(a)(2) of the Act, in general, makes it unlawful:

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer)”

Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of such company unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an “Affiliated Person” as:

“(A)ny persons directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .”

Section 2(a)(9) of the Act defines “control” as the power to exercise a controlling influence, and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company.

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence Affiliated Persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including an Exchange Market Maker, some or all of such investors will be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, as the case may be, and therefore all such persons would be deemed to be Affiliated Persons of the

Trust or such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Securities with a Fund in return for a In-Kind purchase of a Creation Unit, and likewise Section 17(a)(2) could be read to prohibit such persons from receiving In-Kind Redemption Securities from a Fund. Furthermore, one or more investors, or an Exchange Market Maker in connection with its market-making activities, might each accumulate 5% or more of a Fund’s Shares. Additionally, one or more holders of Shares, or an Exchange Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and therefore such persons would each be deemed to be an Affiliated Person of the Trust and such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding Shares of one or more Affiliated Funds making that investor a Second-Tier Affiliate of such Funds. The Applicants request an exemption to permit persons that are Affiliated Persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate In-Kind purchases and redemptions.

Applicants also seek an exemption from Section 17(a)(1) and (2) to permit sales of Shares by any Fund to an Investing Fund and purchases of Shares by a Fund from an Investing Fund, and the In-Kind transactions that would accompany such sales and purchases.23 In this regard, Applicants observe that an Investing Fund that relies on the 12(d)(1) Relief requested herein could potentially own 5% or more of the Shares of a Fund. Under these and other circumstances, the Fund could be deemed to be an Affiliated Person or a Second-Tier Affiliate of the Investing Fund. To the extent that a Fund and an Investing Fund are so affiliated, sale of Shares by the Fund to the Investing Fund and purchase of Shares by the Investing Fund may be deemed to violate Section 17(a) of the Act.24

The Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making purchases or redemptions of Shares of a Fund in Creation Units. The deposit procedures for both In-Kind purchases and redemptions of Creation Units will be effected in exactly the same manner regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Securities and Redemption Securities for each Fund will be valued in the same manner as the Portfolio Securities currently held by such Fund, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Portfolio Securities, Deposit Securities, Redemption Securities, Balancing Amounts and Cash Redemption Payments (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid from the types of Affiliated Persons and Second-Tier Affiliates listed above for the purchase or redemption, including In-Kind purchases and redemptions, of Shares directly

23
To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between an Investing Fund and a Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, transactions directly between Funds and Investing Funds.  Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Fund or an entity controlling, controlled by or under common control with the investment adviser is also an investment adviser to the Investing Fund.

24
Applicants acknowledge that receipt of compensation by (a) an Affiliated Person of an Investing Fund, or a Second-Tier Affiliate, for the purchase by the Investing Funds of Shares or (b) an Affiliated Person of a Fund, or Second-Tier Affiliate, for the sale by the Fund of its Shares to an Investing Fund may be prohibited by Section 17(e)(1) of the Act. The Investing Fund Participation Agreement (as defined below) will include this acknowledgement.

from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.

The Applicants do not believe that In-Kind purchases and redemptions of each Fund’s Creation Units will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with such Fund’s objectives and with the general purposes of the Act. The Applicants believe that In-Kind purchases and redemptions will be made on terms reasonable to the Applicants and any Affiliated Persons and Second-Tier Affiliates because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating In-Kind purchase or redemption values and, therefore, creates no opportunity for Affiliated Persons, Second-Tier Affiliates or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Deposit Securities and Redemption Securities for each Fund will be valued in the same manner as the Portfolio Securities currently held by such Fund, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Similarly, the Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating In-Kind redemptions or purchases will ensure that such Fund’s NAV will not be adversely affected by such securities transactions.

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund to an Investing Fund and the purchase of Creation Units by a Fund from a redeeming Investing Fund, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Applicants note that all Shares will be issued and redeemed by the Funds at their NAV per Share. Therefore, any Investing Fund that purchases (or redeems) Creation Units of a Fund will do so at their NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) such Shares.

Further, no Investing Fund will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of its Shares in Creation Units by an Investing Fund. To the extent that an Investing Fund purchases Shares of a Fund in the secondary market, such Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into an agreement with an Investing Fund (an “Investing Fund Participation Agreement”) prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund and each Investing Fund involved. Shares of the Funds will be sold to the Investing Fund, and redeemed from the Investing Fund by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by an Investing Fund in Shares of Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Investing Fund, as well as those contained in the Investing Fund Participation Agreement, such as the acknowledgement signed by the Investing Fund that it may rely on the Order requested herein only to invest in the Funds, and not in any other investment company. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Investing Funds.

For the reasons set forth above, the Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act; and

(ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	Exemption from the Provisions of Section 22(e) of the Act

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date. Section 22(e) of the Act provides that:

“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except—

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)
for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for Foreign Funds, including the Initial Funds, and Global Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the foreign Portfolio Securities held by the Foreign Funds and Global Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds, including the Initial Funds, and Global Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds and Global Funds that deliver Redemption Securities In-Kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds to provide for such payment or satisfaction up to fourteen (14) calendar days after the redemption request is received. Applicants request that relief be granted such that each of the Foreign Funds and Global Funds holding Redemption Securities which require a delivery process in excess of seven (7) calendar days may provide payment or satisfaction of redemptions In-Kind up to the lesser of fourteen (14) calendar days or the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund and Global Fund customarily clear and settle. With respect to Future Funds that are Foreign Funds or Global Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver In-Kind redemption proceeds in any given year will not exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of In-Kind redemption proceeds in seven (7) calendar days and the maximum number of days up to fourteen (14) calendar days needed to deliver such proceeds for each Foreign Fund and Global Fund. Except as disclosed in the SAI for any Foreign Fund and Global Fund for analogous dates in subsequent years, deliveries of In-Kind redemption proceeds by the Foreign Fund and Global Fund relating to those countries or regions are expected to be made within seven (7) days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing In-Kind redemption payments for Creation Units of a Foreign Fund and Global Fund to be made within the fourteen (14) calendar days as discussed above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants assert that an In-Kind redemption payment occurring within fourteen (14) calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund and Global Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units In-Kind beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make In-Kind creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to provide In-Kind redemption payments to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds or Global Funds that do not effect In-Kind creations and redemptions of Creation Units.

If the requested relief is granted, Applicants intend to disclose in the SAI for each Foreign Fund, including that for each Initial Fund, and Global Fund and all relevant sales literature that In-Kind redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought here was obtained by the Prior ETFs in the Prior Orders.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units In-Kind and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.           Exemption from the Provisions of Section 12(d)(1) of the Act

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

1.	Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.25 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.26 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”27

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).28 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3) “largely illusory” diversification benefits; and (4) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).29

25	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

26	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

27	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

28	See H.R Rep. No 91-1382, 91st Cong , 2d Sess., at 11(1970).

29	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.

(a)	Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of an Investing Funds’ Advisory Group 30 or an Investing Funds’ Sub-Advisory Group31 to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Investing Funds Affiliate” is defined as any Investing Funds Adviser, Investing Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of the Investing Funds, and any person controlling, controlled by, or under common control with any of those entities. Each Investing Funds Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.

Condition B.2 prohibits Investing Funds and Investing Funds Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between the Investing Fund or an Investing Funds Affiliate and the Fund or a Fund Affiliate32.

Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee of the Investing Funds, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Investing Fund’s board of directors and investment adviser, or trustee and Sponsor, as applicable,

30
For purposes of this Application, the “Investing Funds’ Advisory Group” is defined as the Investing Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Funds Adviser or Sponsor. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Investing Funds Adviser.” Similarly, each Investing Trust’s sponsor is the “Sponsor.”

31
An “Investing Funds’ Sub-Advisory Group” is defined as the Investing Funds Sub-Adviser, any person controlling, controlled by or under common control with the Investing Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Funds Sub-Adviser or any person controlling, controlled by or under common control with the Investing Funds Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the “Investing Funds Sub-Adviser.”

32	A “Fund Affiliate” is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the Investing Fund Participation Agreement which must be in effect between the Fund and an Investing Fund before an investment is made in excess of Section 12(d)(1)(A).

A Fund would retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the Investing Fund Participation Agreement with the Investing Fund.

(b)	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund33 (2) fund holding companies subject their investors to two layers of advisory fees;34 and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the non-interested directors or trustees, will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Fund.

As mentioned above, Shares are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, an Investing Fund Adviser or an Investing Fund’s trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser, trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. In addition, the Investing Fund Sub-Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Sub-Adviser or an affiliated person of the Investing Fund Sub-Adviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund’s Sub-Adviser. Condition B.11 prevents any sales charges or service fees on shares of

33	PPI Report at 319-320.

34	Id. At 318.

an Investing Fund from exceeding the limits applicable to an Investing Fund as set forth in Conduct Rule 2830 of the NASD.35

(c)	Complex Structures

The PPI Report36 also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose. The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Investing Funds. Applicants further submit that the Investing Fund Adviser will provide investment services to the Investing Funds that will likely differ from, not merely duplicate, the advisory services provided by the Adviser and Sub-Adviser to the Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

Shares may provide Investing Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction. Shares also are extremely flexible investment tools. For example, an Investing Fund could use Shares to quickly and easily: (1) invest cash in a liquid instrument that has a high correlation to the Investing Funds’ benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the Investing Fund to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, Shares are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis. Index-ETFs are currently used by institutional investors for these purposes, particularly as a “place to park cash.”37

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

V.	EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

35	All references to Conduct Rule 2830 of the NASD include any successor or replacement rule that may be adopted by FINRA.

36	PPI Report at 321.

37	See Ian Salisbury, Individuals Now Rule ETF Realm — Barclays, State Street Cite Low Costs, Investing Ease In Appeal on Main Street, WALL ST. J., April 1, 2006.

A.           ETF Relief

1.	As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

2.
Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

3.
The Website maintained for each Fund, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

B.	Section 12(d)(1) Relief

1.
The members of an Investing Funds’ Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Investing Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Funds’ Advisory Group or the Investing Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Funds’ Sub-Advisory Group with respect to a Fund for which the Investing Funds Sub-Adviser or a person controlling, controlled by or under common control with the Investing Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.
No Investing Fund or Investing Funds Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or a Investing Funds Affiliate and the Fund or a Fund Affiliate.

3.
The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Investing Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.
Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the Investing

Fund or an Investing Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.
The Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.
No Investing Fund or Investing Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.
The Board, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.
Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.
Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), any Investing Fund and the Fund will execute an Investing Fund Participation Agreement stating, without limitation, that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Funds Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the Investing Fund Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.
Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees with respect to shares of an Investing Fund will not exceed the limits applicable to an Investing Fund as set forth in Conduct Rule 2830 of the NASD.

12.
No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VI.           NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

Emerging Global Advisors, LLC
EGA Emerging Global Shares Trust

171 East Ridgewood Avenue
Ridgewood, New Jersey 07450

ALPS Distributors, Inc.

1290 Broadway
Suite 1100
Denver, CO 80203

Applicants request that all written communications concerning the Application be directed to the person and address printed on the Application’s facing page. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated January 20, 2012, have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.

Emerging Global Advisors, LLC

By:	/s/Robert C. Holderith
Robert C. Holderith
President, Chief Compliance Officer and Managing Member

                                 EGA Emerging Global Shares Trust

By:	/s/Robert C. Holderith
Robert C. Holderith
Trustee and President

ALPS Distributors, Inc.

By:	/s/Thomas A. Carter
Thomas A. Carter
President

Dated: January 20, 2012

AUTHORIZATION RULE 0-2(c)(2)

EGA EMERGING GLOBAL SHARES TRUST, LLC

In accordance with Rule 0-2(c) under the Act, Robert C. Holderith, in his capacity as Trustee and President of EGA Emerging Global Shares Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Trustee and President of the Trust and pursuant to the following resolutions adopted by the Board of Trustees of the Trust on May 19, 2011:

RESOLVED, that it be, and it hereby is, approved for the Trust to file an Application for an order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), for an exemption:

(1) From Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 thereunder;

(2) Under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act; and

(3) Under Section 12(d)(1)(J) of the 1940 Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act,

to permit, among other things:

(a) The Shares to trade on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act at negotiated market prices rather than at net asset value per Share;

(b) The exchange-traded Shares of each Fund to be redeemable in large aggregations only;

(c) Payment or satisfaction of redemptions by Funds that invest in foreign equity and/or fixed income securities to be provided in periods exceeding seven calendar days up to a maximum of fourteen calendar days under certain circumstances;

(d) Certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares;

(e) Management investment companies and unit investment trusts that are not advised by EGA or an entity controlling, controlled by or under common control with EGA, and not part of the same “group of investment companies” as the Funds (such management companies and unit investment trusts are collectively referred to herein as the “Funds of Funds”), to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A); and

(f) The Funds, any principal underwriter for such Fund and any broker to sell Shares of the Funds to a Fund of Funds beyond the limitations in Section 12(d)(1)(B).

; and it is further

RESOLVED, that the proper officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare and to file any and all amendments to the Application as may be necessary or appropriate; and it is further

RESOLVED, that the Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust on this 20th day of January, 2012.

EGA Emerging Global Shares Trust

By: /s/Robert C. Holderith
       Robert C. Holderith
       Trustee and President

AUTHORIZATION RULE 0-2(c)(2)

EMERGING GLOBAL ADVISORS, LLC

In accordance with Rule 0-2(c) under the Act, Robert C. Holderith states that all actions necessary to authorize the execution and filing of this Application by Emerging Global Advisors, LLC have been taken, and that as the President, Chief Compliance Officer and President thereof, he is authorized to execute and file the same on behalf of Emerging Global Advisors, LLC and all actions necessary to execute and file such instrument have been taken.  Robert C. Holderith further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

  Emerging Global Advisors, LLC
By:	/s/Robert C. Holderith
Robert C. Holderith
President, Chief Compliance Officer and Managing Member

AUTHORIZATION RULE 0-2(c)(2)

ALPS DISTRIBUTORS, INC.

In accordance with Rule 0-2(c) under the Act, Thomas A. Carter states that all actions necessary to authorize the execution and filing of this Application by ALPS Distributors, Inc. have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of ALPS Distributors, Inc. and all actions necessary to execute and file such instrument have been taken.  Thomas A. Carter further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS Distributors, Inc.

By:	/s/Thomas A. Carter
Thomas A. Carter
President

VERIFICATION
RULE 0-2(C)(2)

VERIFICATION

EGA EMERGING GLOBAL SHARES TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of EGA Emerging Global Shares Trust, that he is the Trustee and President of such entity and as such is authorized to sign this Application on its behalf, and that all actions by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

EGA Emerging Global Shares Trust

By:	/s/Robert C. Holderith
Robert C. Holderith
Trustee and President

VERIFICATION
RULE 0-2(C)(2)

VERIFICATION

EMERGING GLOBAL ADVISORS, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Emerging Global Advisors, LLC, that he is the President, Chief Compliance Officer and Managing Member of such entity and as such is authorized to sign this Application on its behalf, and that all actions by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Emerging Global Advisors, LLC

By:	/s/Robert C. Holderith
Robert C. Holderith
President, Chief Compliance Officer and Managing Member

VERIFICATION
RULE 0-2(C)(2)

VERIFICATION

ALPS DISTRIBUTORS, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of ALPS Distributors, Inc., that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS Distributors, Inc.

By:	/s/ Thomas A. Carter
Thomas A. Carter
President

APPENDIX A

Glossary of Certain Defined Terms

12(d)(1) Relief	5
20% Asset Basket	11
80% Basket	11
Act	1
Administrator	9
ADRs	13
Adviser	4
Advisers Act	6
Affiliated Fund	35
Affiliated Person	4
Affiliated Underwriting	41
ALPS Advisers	6
ALPS Distributors	4
ALPS Order	6
Applicants	4
Application	4
Authorized Participant	15
Balancing Amount	15
Beneficial Owners	10
Bid/Ask Price	25
Board	8
Broker	5
Business Day	13
Cash Redemption Payment	22
Cash-Only	14
Closing Time	13
CNS	15
Code	8
Combination Funds	7
Commission	4
Component Securities	6
Creation List	16
Creation Unit	7
Custodian	9
Deposit Amount	15
Deposit Securities	13
Depositary Receipts	12
Designated Liquidity Provider	8
Distributor	9
Dividend Disbursing Agent	9
Domestic Combination Funds	7
Domestic Equity Funds	7
Domestic Fixed Income Funds	7
Domestic Funds	7
Domestic Indexes	6
DTC	10
DTC Participants	10

DTCC	10
EGA	4
Equity Funds	7
Estimated Intra-Day NAV	24
ET	13
ETF Relief	5
ETFs	5
Exchange	4
Exchange Act	5
Exchange Market Makers	8
FICC	10
FINRA	13
Fixed Income Funds	7
Foreign Combination Funds	7
Foreign Equity Funds	7
Foreign Fixed Income Funds	7
Foreign Funds	7
Foreign Indexes	7
Fund Accountant	9
Fund Affiliate	41
Funds	4
Future Funds	4
GDRs	13
Global Combination Funds	7
Global Equity Funds	7
Global Fixed Income Funds	7
Global Funds	7
Global Indexes	7
GSD	18
Index Methodology	10
Index Provider	9
Initial Funds	4
In-Kind	8
Investing Fund Participation Agreement	37
Investing Funds	5
Investing Funds Adviser	41
Investing Funds Affiliate	41
Investing Funds Sub-Adviser	41
Investing Funds’ Advisory Group	41
Investing Funds’ Sub-Advisory Group	41
Investing Management Companies	5
Investing Trusts	5
Lead Market Maker	7
Listing Exchange	7
MBSD	18
Nasdaq	4
Non-Component Securities	11
NSCC	15
NYSE Arca	4
Order	4
Order Cut-Off Time	17

Other Instruments	11
Participant Agreement	15
Participating Party	15
Portfolio Deposit	15
Portfolio Securities	6
Prior ETFs	5
Prior Orders	6
Receipts Depository	13
Redemption List	22
Redemption Securities	14
Registration Statement	6
Relief	5
RIC	8
Second-Tier Affiliate	4
Securities Act	6
Securities Underlying Receipts	13
Shares	4
Sponsor	41
Sub-Adviser	9
Sub-Advisers	9
Sub-Custodian	9
Sub-Custodians	9
T+3	18
TBA Transaction	16
TRACE	25
TRACE System	25
Transaction Fees	14
Transfer Agent	9
Transmittal Date	17
Trust	4
UITs	5
Underlying Index	6
Underlying Indexes	6
Underwriting Affiliate	41
Website	10

APPENDIX B

Brief Description of the Underlying Index and Index Provider for Each Initial Fund

EGShares GEMS Composite ETF

The Underlying Index for the EGShares GEMS Composite ETF is the Dow Jones Emerging Markets Sector Titans Composite 100 IndexSM (the “Composite Underlying Index”). The Composite Underlying Index is comprised of a representative sample of 100 Emerging Markets companies deemed to be the 10 leading companies in each of ten “Industries” as defined by the Industry Classification Benchmark (“ICB”) system.38 The index universe for the Composite Underlying Index is defined as all stocks in the Dow Jones Emerging Markets Total Stock Market IndexSM.

The Index Provider for the Composite Underlying Index is Dow Jones Indexes.

EGShares Basic Materials GEMS ETF

The Underlying Index for the EGShares Basic Materials GEMS ETF is the Dow Jones Emerging Markets Basic Materials Titans 30 IndexSM (the “Basic Materials Underlying Index”). The Basic Materials Underlying Index is comprised of publicly traded firms in the “Basic Materials Industry” as defined by the ICB system. Basic Materials companies generally include companies whose businesses involve: chemicals; forestry and paper; industrial metals and mining; and mining. The index universe for the Basic Materials Underlying Index is defined as all stocks in the Dow Jones Emerging Markets Total Stock Market IndexSM.

The Index Provider for the Basic Materials Underlying Index is Dow Jones Indexes.

EGShares Consumer Goods GEMS ETF

The Underlying Index for the EGShares Consumer Goods GEMS ETF is the Dow Jones Emerging Markets Consumer Goods Titans 30 IndexSM (the “Consumer Goods Underlying Index”). The Consumer Goods Underlying Index is comprised of publicly traded firms in the “Consumer Goods Industry” as defined by the ICB system. Consumer Goods companies generally include companies whose businesses involve: automobiles and parts; beverages; food production; household goods; leisure goods; personal goods; and tobacco. The index universe for the Consumer Goods Underlying Index is defined as all stocks in the Dow Jones Emerging Markets Total Stock Market IndexSM.

The Index Provider for the Consumer Goods Underlying Index is Dow Jones Indexes.

EGShares Consumer Services GEMS ETF

The Underlying Index for the EGShares Consumer Services GEMS ETF is the Dow Jones Emerging Markets Consumer Services Titans 30 IndexSM (the “Consumer Services Underlying Index”). The Consumer Services Underlying Index is comprised of publicly traded firms in the “Consumer Services Industry” as defined by the ICB system. Consumer Services companies generally include companies whose businesses involve: food and drug retail; general retail; media; and travel and leisure. The index

38	The ICB system, which is a detailed structure used to classify companies by sector and subsectors, is a joint product of FTSE International Limited and Dow Jones & Company, Inc.

universe for the Consumer Services Underlying Index is defined as all stocks in the Dow Jones Emerging Markets Total Stock Market IndexSM.

The Index Provider for the Consumer Services Underlying Index is Dow Jones Indexes.

EGShares Energy GEMS ETF

The Underlying Index for the EGShares Energy GEMS ETF is the Dow Jones Emerging Markets Oil and Gas Titans 30 IndexSM (the “Energy Underlying Index”). The Energy Underlying Index is comprised of publicly traded firms in the “Oil and Gas Industry” as defined by the ICB system. Energy companies generally include companies whose businesses involve: oil and gas production; oil equipment, services and distribution; and alternative energy. The index universe for the Energy Underlying Index is defined as all stocks in the Dow Jones Emerging Markets Total Stock Market IndexSM.

The Index Provider for the Energy Underlying Index is Dow Jones Indexes.

EGShares Financials GEMS ETF

The Underlying Index for the EGShares Financials GEMS ETF is the Dow Jones Emerging Markets Financials Titans 30 IndexSM (the “Financials Underlying Index”). The Financials Underlying Index is comprised of publicly traded firms in the “Financials Industry” as defined by the ICB system. Financials companies generally include companies whose businesses involve: banks; nonlife insurance; life insurance; real estate investment and services; real estate investment trusts; financial services; equity investment instruments; and non-equity investment instruments. The index universe for the Financials Underlying Index is defined as all stocks in the Dow Jones Emerging Markets Total Stock Market IndexSM.

The Index Provider for the Financials Underlying Index is Dow Jones Indexes.

EGShares Health Care GEMS ETF

The Underlying Index for the EGShares Health Care GEMS ETF is the Dow Jones Emerging Markets Health Care Titans 30 IndexSM (the “Health Care Underlying Index”). The Health Care Underlying Index is comprised of publicly traded firms in the “Health Care Industry” as defined by the ICB system. Health Care companies generally include companies whose businesses involve: health care equipment and services; and pharmaceuticals and biotechnology. The index universe for the Health Care Underlying Index is defined as all stocks in the Dow Jones Emerging Markets Total Stock Market IndexSM.

The Index Provider for the Health Care Underlying Index is Dow Jones Indexes.

EGShares Industrials GEMS ETF

The Underlying Index for the EGShares Industrials GEMS ETF is the Dow Jones Emerging Markets Industrials Titans 30 IndexSM (the “Industrials Underlying Index”). The Industrials Underlying Index is comprised of publicly traded firms in the “Industrials Industry” as defined by the ICB system. Industrials companies generally include companies whose businesses involve: construction and materials; aerospace and defense; general industrials; electronic and electrical equipment; industrial engineering; industrial transportation; and support services. The index universe for the Industrials Underlying Index is defined as all stocks in the Dow Jones Emerging Markets Total Stock Market IndexSM.

The Index Provider for the Industrials Underlying Index is Dow Jones Indexes.

EGShares Technology GEMS ETF

The Underlying Index for the EGShares Technology GEMS ETF is the Dow Jones Emerging Markets Technology Titans 30 IndexSM (the “Technology Underlying Index”). The Technology Underlying Index is comprised of publicly traded firms in the Technology Industry, as defined by the ICB system. Technology companies generally include companies whose businesses involve: software and computer services; and technology hardware and equipment. The index universe for the Technology Underlying Index is defined as all stocks in the Dow Jones Emerging Markets Total Stock Market IndexSM.

The Index Provider for the Technology Underlying Index is Dow Jones Indexes.

EGShares Telecom GEMS ETF

The Underlying Index for the EGShares Telecom GEMS ETF is the Dow Jones Emerging Markets Telecommunications Titans 30 IndexSM (the “Telecom Underlying Index”). The Telecom Underlying Index is comprised of publicly traded firms in the “Telecommunications Industry” as defined by the ICB system. Telecom companies generally include companies whose businesses involve: fixed line telecommunications; and mobile telecommunications. The index universe for the Telecom Underlying Index is defined as all stocks in the Dow Jones Emerging Markets Total Stock Market IndexSM.

The Index Provider for the Telecom Underlying Index is Dow Jones Indexes.

EGShares Utilities GEMS ETF

The Underlying Index for the EGShares Utilities GEMS ETF is the Dow Jones Emerging Markets Utilities Titans 30 IndexSM (the “Utilities Underlying Index”). The Utilities Underlying Index is comprised of publicly traded firms in the “Utilities Industry” as defined by the ICB system. Utilities companies generally include companies whose businesses involve: electricity; and gas, water and multiutilities. The index universe for the Utilities Underlying Index is defined as all stocks in the Dow Jones Emerging Markets Total Stock Market IndexSM.

The Index Provider for the Utilities Underlying Index is Dow Jones Indexes.

EGShares Emerging Markets Metals & Mining ETF

The Underlying Index for the EGShares Emerging Markets Metals & Mining ETF is the Dow Jones Emerging Markets Metals & Mining Titans 30 IndexSM (the “Metals & Mining Underlying Index”). The Metals & Mining Underlying Index is comprised of publicly traded firms in the “Industrial Metals and Mining Sector” and the “Mining Sector,” as defined by the ICB system.  Metals and Mining companies generally include companies whose businesses involve: aluminum; nonferrous metals; iron and steel; coal; diamonds and gemstones; general mining; gold mining; and platinum and precious metals. The index universe for the Metals & Mining Underlying Index is defined as all stocks in the Dow Jones Emerging Markets Total Stock Market IndexSM.

The Index Provider for the Metals & Mining Underlying Index is Dow Jones Indexes.

EGShares Emerging Markets Consumer ETF

The Underlying Index for the EGShares Emerging Markets Consumer ETF is the Dow Jones Emerging Markets Consumer Titans 30 IndexSM (the “Consumer Underlying Index”). The Consumer Underlying Index is comprised of publicly traded firms in the “Consumer Goods Industry” and “Consumer Services

Industry” as defined by the ICB system.  The index universe for the Consumer Underlying Index is defined as all stocks in the Dow Jones Emerging Markets Consumer Goods Titans 30 IndexSM and the Dow Jones Emerging Markets Consumer Services Titans 30 IndexSM.

The Index Provider for the Consumer Underlying Index is Dow Jones Indexes.

EGShares India Infrastructure ETF

The Underlying Index for the EGShares India Infrastructure ETF is the INDXX India Infrastructure Index (the “India Infrastructure Underlying Index”). The India Infrastructure Underlying Index is a free-float capitalization weighted stock market index comprised of 30 leading companies that the Index Provider determines to be representative of India’s infrastructure sectors. The index universe for the India Infrastructure Underlying Index is defined as all publicly traded stocks domiciled in India that are traded on more than one exchange.

The Index Provider for the India Infrastructure Underlying Index is INDXX LLC.

EGShares China Infrastructure ETF

The Underlying Index for the EGShares China Infrastructure ETF is the INDXX China Infrastructure Index (the “China Infrastructure Underlying Index”). The China Infrastructure Underlying Index is a free-float market capitalization weighted stock market index comprised of 30 leading companies that the Index Provider determines to be representative of China’s infrastructure sectors. The index universe for the China Infrastructure Underlying Index is defined as all publicly traded stocks domiciled in China, excluding local China shares that trade in Shanghai and Shenzhen; only stocks of companies in mainland China that trade on the exchanges of Hong Kong and the U.S. are eligible.

The Index Provider for the China Infrastructure Underlying Index is INDXX LLC.

EGShares Brazil Infrastructure ETF

The Underlying Index for the EGShares Brazil Infrastructure ETF is the INDXX Brazil Infrastructure Index (the “Brazil Infrastructure Underlying Index”). The Brazil Infrastructure Underlying Index is a free-float capitalization weighted stock market index comprised of 30 leading companies that the Index Provider determines to be representative of Brazil’s infrastructure sectors. The index universe for the Brazil Infrastructure Underlying Index is defined as all publicly traded stocks domiciled in Brazil.

The Index Provider for the Brazil Infrastructure Underlying Index is INDXX LLC.

EGShares India Small Cap ETF

The Underlying Index for the EGShares India Small Cap ETF is the INDXX India Small Cap Index (the “India Small Cap Underlying Index”). The India Small Cap Underlying Index is a free-float market capitalization weighted stock market index comprised of a representative sample of 75 emerging markets companies that the Index Provider determines to be the representative of small cap companies domiciled in India. The index universe for the India Small Cap Underlying Index is defined as all publicly traded stocks domiciled in India that are traded on more than one exchange.

The Index Provider for the India Small Cap Underlying Index is INDXX LLC.

EGShares China Mid Cap ETF

The Underlying index for the EGShares China Mid Cap ETF is the INDXX China Mid Cap Index (the “China Mid Cap Underlying Index”). The China Mid Cap Underlying Index is a free-float market capitalization weighted stock market index comprised of a representative sample of 30 emerging markets companies that the Index Provider determines to be the representative of mid cap companies domiciled in China. The index universe for the China Mid Cap Underlying Index is defined as all publicly traded stocks domiciled in China, excluding local China shares that trade in Shanghai and Shenzhen; only stocks of companies in mainland China that trade on the exchanges of Hong Kong and the U.S. are eligible.

The Index Provider for the China Mid Cap Underlying Index is INDXX LLC.

EGShares Brazil Mid Cap ETF

The Underlying Index for the EGShares Brazil Mid Cap ETF is the INDXX Brazil Mid Cap Index (the “Brazil Mid Cap Underlying Index”). The Brazil Mid Cap Underlying Index is a free-float market capitalization weighted stock market index comprised of a representative sample of 30 emerging markets companies that the Index Provider determines to be the representative of mid cap companies domiciled in Brazil. The index universe for the Brazil Mid Cap Underlying Index is defined as all publicly traded stocks domiciled in Brazil.

The Index Provider for the Brazil Mid Cap Underlying Index is INDXX LLC.

EGShares India Consumer ETF

The Underlying Index for the EGShares India Consumer ETF is the INDXX India Consumer Index (the “India Consumer Underlying Index”). The India Consumer Underlying Index is a free-float capitalization weighted stock market index comprised of 30 leading companies that the Index Provider determines to be representative of India’s consumer sectors. Consumer goods and services companies generally include companies whose businesses involve: automobiles and parts; beverages; food production; household goods; leisure goods; personal goods; food and drug retail; general retail; media; travel and leisure; and tobacco. The index universe for the India Consumer Underlying Index is defined as all publicly traded stocks domiciled in India that are traded on more than one exchange.

The Index Provider for the India Consumer Underlying Index is INDXX LLC.

EGShares India Financials ETF

The Underlying Index for the EGShares India Financials ETF is the INDXX India Financial Index (the “India Financials Underlying Index”). The India Financials Underlying Index is a free-float capitalization weighted stock market index comprised of 30 leading companies that the Index Provider determines to be representative of India’s financial sectors. Financial services companies generally include companies whose businesses involve: banks; diversified financial services; thrifts and mortgage finance; consumer finance; insurance; and capital markets. The index universe for the India Financials Underlying Index is defined as all publicly traded stocks domiciled in India that are traded on more than one exchange.

The Index Provider for the India Financials Underlying Index is INDXX LLC.

EGShares India Health Care ETF

The Underlying Index for the EGShares India Health Care ETF is the INDXX India Healthcare Index (the “India Health Care Underlying Index”). The India Health Care Underlying Index is a free-float capitalization weighted stock market index comprised of 30 leading companies that the Index Provider determines to be representative of India’s healthcare sectors. Healthcare companies generally include companies whose businesses involve: pharmaceuticals; healthcare providers and services; healthcare-related consumer goods; life sciences tools and services; and biotechnology. The index universe for the India Health Care Underlying Index is defined as all publicly traded stocks domiciled in India that are traded on more than one exchange.

The Index Provider for the India Health Care Underlying Index is INDXX LLC.

EGShares India Industrials ETF

The Underlying Index for the EGShares India Industrials ETF is the INDXX India Industrial Index (the “India Industrials Underlying Index”). The India Industrials Underlying Index is a free-float capitalization weighted stock market index comprised of 30 leading companies that the Index Provider determines to be representative of India’s industrial sectors. Industrial companies generally include companies whose businesses involve: construction and materials; aerospace and defense; general industrial; electronic and electrical equipment; industrial engineering; industrial transportation; and support services. The index universe for the India Industrials Underlying Index is defined as all publicly traded stocks domiciled in India that are traded on more than one exchange.

The Index Provider for the India Industrials Underlying Index is INDXX LLC.

EGShares India Technology ETF

The Underlying Index for the EGShares India Technology ETF is the INDXX India Technology Index (the “India Technology Underlying Index”). The India Technology Underlying Index is a free-float capitalization weighted stock market index comprised of 30 leading companies that the Index Provider determines to be representative of India’s technology sectors. Technology companies generally include companies whose businesses involve: diversified telecommunication; electrical equipment; IT services; software; and wireless telecommunication services. The index universe for the India Technology Underlying Index is defined as all publicly traded stocks domiciled in India that are traded on more than one exchange.

The Index Provider for the India Technology Underlying Index is INDXX LLC.

EGShares India Basic Materials ETF

The Underlying Index for the EGShares India Basic Materials ETF is the INDXX India Basic Materials Index (the “India Basic Materials Underlying Index”). The India Basic Materials Underlying Index is a free-float capitalization weighted stock market index comprised of 30 leading companies that the Index Provider determines to be representative of India’s basic materials sectors. Basic Materials companies generally include companies whose businesses involve: chemicals; forestry and paper; industrial metals and mining; and mining. The index universe for the India Basic Materials Underlying Index is defined as all publicly traded stocks domiciled in India that are traded on more than one exchange.

The Index Provider for the India Basic Materials Underlying Index is INDXX LLC.

EGShares India Energy ETF

The Underlying Index for the EGShares India Energy ETF is the INDXX India Energy Index (the “India Energy Underlying Index”). The India Energy Underlying Index is a free-float capitalization weighted stock market index comprised of 30 leading companies that the Index Provider determines to be representative of India’s energy sectors. Energy companies generally include companies whose businesses involve: oil and gas production; oil equipment, services and distribution; alternative energy; and energy traders. The index universe for the India Energy Underlying Index is defined as all publicly traded stocks domiciled in India that are traded on more than one exchange.

The Index Provider for the India Energy Underlying Index is INDXX LLC.

EGShares Low Volatility India Dividend ETF

The Underlying Index for the EGShares Low Volatility India Dividend ETF is the INDXX India High Income Low Beta Index (the “India HILB Underlying Index”). The India HILB Underlying Index is a dividend yield weighted stock market index comprised of a representative sample of 30 Indian companies that the Index Provider determines to have lower relative volatility (i.e., low beta) than the INDXX Indian Benchmark Index, a free-float capitalization weighted stock market index compiled by INDXX LLC of 50 leading companies traded on the National Stock Exchange of India and the Bombay Stock Exchange. The India HILB Underlying Index was developed to provide a lower beta, and a greater dividend yield (i.e., high income), than the BSE SENSEX Index, although there is no guarantee that this result will be obtained. The index universe for the India HILB Underlying Index is defined as all publicly traded stocks domiciled in India that are traded on more than one exchange.

The Index Provider for the India HILB Underlying Index is INDXX LLC.

EGShares Low Volatility Emerging Markets Dividend ETF

The Underlying Index for the EGShares Low Volatility Emerging Markets Dividend ETF the INDXX Emerging Market High Income Low Beta Index (the “HILB Underlying Index”). The HILB Underlying Index is a dividend yield weighted stock market index comprised of a representative sample of 30 emerging markets companies that the Index Provider determines to have lower relative volatility (i.e., low beta) than the broad market benchmark Indexes of the local exchanges in which the component securities trade. The HILB Underlying Index was developed to provide a lower beta, and a greater dividend yield (i.e., high income), than the MSCI Emerging Market Index, although there is no guarantee that this result will be obtained. The index universe for the HILB Underlying Index is defined as all publicly traded stocks domiciled in emerging markets countries.

The Index Provider for the HILB Underlying Index is INDXX LLC.

EGShares Emerging Markets Food and Agriculture ETF

The Underlying Index for the EGShares Emerging Markets Food and Agriculture ETF is the INDXX Emerging Markets Food and Agriculture Index (the “Food and Agriculture Underlying Index”). The Food and Agriculture Underlying Index is a free-float capitalization weighted stock market index comprised of 30 leading companies that the Index Provider determines to be representative of emerging markets food and agriculture sectors. Food and agriculture companies generally include companies whose businesses involve:  restaurants; paper packaging; metal and glass containers; commodity chemicals; fertilizers and agricultural chemicals; brewers; distillers and vintners; soft drinks; agricultural products; and packaged foods and meats. The index universe for the Food and Agriculture Underlying Index is defined as all publicly traded stocks domiciled in emerging markets countries.

The Index Provider for the Food and Agriculture Underlying Index is INDXX LLC.

EGShares India Consumer Goods ETF

The Underlying Index for the EGShares India Consumer Goods ETF is the INDXX India Consumer Goods Index (the “India Consumer Goods Underlying Index”).  The Fund defines Indian consumer goods companies as companies that are included in the India Consumer Goods Underlying Index at the time of purchase and generally includes companies whose businesses involve: beverages, food products, household goods, leisure goods, personal goods, food and drug retail, general retail and tobacco.  The index universe for the India Consumer Goods Underlying Index is defined as all publicly traded stocks domiciled in India that are traded on more than one exchange.

The Index Provider for the India Consumer Goods Underlying Index is INDXX LLC.

EGShares Low Volatility China Dividend ETF

The Underlying Index for the EGShares Low Volatility China Dividend ETF is the INDXX  Low Volatility China Dividend Index (the “Low Volatility China Dividend Underlying Index”).  The Low Volatility China Dividend Underlying Index is a dividend yield weighted stock market index comprised of a representative sample of 30 Chinese companies that the Index Provider determines to have lower relative volatility (i.e., low beta) than the INDXX Chinese Benchmark Index, a free-float capitalization weighted stock market index compiled by INDXX LLC of 50 leading Chinese companies traded on the National Stock Exchange of China and the Hang Seng Stock Exchange.  The index universe for the Low Volatility China Dividend Underlying Index is defined as all publicly traded stocks domiciled in China, excluding local China shares that trade in Shanghai and Shenzhen; only stocks of companies in mainland China that trade on the exchanges of Hong Kong and the U.S. are eligible.

The Index Provider for the Low Volatility China Dividend Underlying Index is INDXX LLC.

EGShares Low Volatility Brazil Dividend ETF

The Underlying Index for the EGShares Low Volatility Brazil Dividend ETF is the INDXX Low Volatility Brazil Dividend Index (the “Low Volatility Brazil Dividend Underlying Index”).  The Low Volatility Brazil Dividend Underlying Index is a dividend yield weighted stock market index comprised of a representative sample of 30 Brazilian companies that the Index Provider determines to have lower relative volatility (i.e., low beta) than the INDXX Brazilian Benchmark Index, a free-float capitalization weighted stock market index compiled by INDXX LLC of 30 leading companies traded on the Bovespa Exchange of Brazil.  The index universe for the Low Volatility Brazil Dividend Underlying Index is defined as all publicly traded stocks domiciled in Brazil.

The Index Provider for the Low Volatility Brazil Dividend Underlying Index is INDXX LLC.

EGShares Turkey Small Cap ETF

The Underlying Index for the EGShares Turkey Small Cap ETF is the Turkey Small Cap Index (the “Turkey Small Cap Underlying Index”).  The Turkey Small Cap Underlying Index is a free-float market capitalization weighted stock market index comprised of a representative sample of 30 emerging market companies that the Index Provider determines to be representative of small cap companies domiciled in Turkey.  The index universe for the Turkey Small Cap Underlying Index is defined as all publicly traded stocks domiciled in Turkey.

The Index Provider for the Turkey Small Cap Underlying Index is INDXX LLC.

EGShares South Africa Small Cap ETF

The Underlying Index for the EGShares South Africa Small Cap ETF is the INDXX South Africa Small Cap Index (the “South Africa Small Cap Underlying Index”).  The South Africa Small Cap Underlying Index is a free-float market capitalization weighted stock market index comprised of a representative sample of 30 emerging market companies that the Index Provider determines to be representative of small cap companies domiciled in South Africa.  The index universe for the South Africa Small Cap Underlying Index is defined as all publicly traded stocks domiciled in South Africa.

The Index Provider for the South Africa Small Cap Underlying Index is INDXX LLC.

EGShares Beyond BRICs Emerging Asia Consumer ETF

The Underlying Index for the EGShares Beyond BRICs Emerging Asia Consumer ETF is the INDXX Beyond BRICs Emerging Asia Consumer Index (the “Beyond BRICs Emerging Asia Consumer Underlying Index”). The Fund defines consumer companies as companies whose businesses involve:  automobiles and parts, beverages, food production, household goods, leisure goods, personal goods, food and drug retail, general retail, media, travel and leisure and tobacco.  The index universe for the Beyond BRICs Emerging Asia Consumer Underlying Index is defined as all publicly traded stocks domiciled in emerging Asia countries excluding China and India, such as Indonesia, Malaysia, Thailand and the Philippines.  Emerging Asia countries are categorized as emerging Asia countries for purposes of stock selection based on the classifications of international organizations, such as the World Bank and the IMF.

The Index Provider for the Beyond BRICs Emerging Asia Consumer Underlying Index is INDXX LLC.

EGShares Emerging Markets Balanced Income ETF

The Underlying Index for the EGShares Emerging Markets Balanced Income ETF is the INDXX Emerging Markets Balanced Income Index (the “Emerging Markets Balanced Income Underlying Index”).  The Emerging Markets Balanced Income Underlying Index is a dividend yield weighted stock market index comprised of a representative sample of 40 emerging market companies and two underlying ETFs that, as a portfolio, the Index Provider determines to have lower relative volatility (i.e., low beta) than the MSCI Emerging Markets Index, a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets.  The index universe for the Emerging Markets Balanced Income Underlying Index is defined as all publicly traded stocks domiciled in emerging market countries, such as Argentina, Chile, Columbia, Czech Republic, Egypt, Hungary, Indonesia, Jordan, Kuwait, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, Slovenia, South Africa, Ukraine, Brazil, China, India, Thailand and Turkey. Emerging market countries are categorized as emerging market countries for purposes of stock selection based on the classifications of international organizations, such as the World Bank and the IMF.

The Index Provider for the Emerging Markets Balanced Income Underlying Index is INDXX LLC.

EGShares Beyond BRICs Emerging Asia Small Cap ETF

The Underlying Index for the EGShares Beyond BRICs Emerging Asia Small Cap ETF is the INDXX Beyond BRICs Emerging Asia Small Cap Index (the “Beyond BRICs Emerging Asia Small Cap Underlying Index”).  The Beyond BRICs Emerging Asia Small Cap Underlying Index is a free-float market capitalization weighted stock market index comprised of a representative sample of 50 emerging market companies that the Index Provider determines to be representative of small cap companies domiciled in Indonesia, Malaysia, Thailand and the Philippines.  The index universe for the Beyond

BRICs Emerging Asia Small Cap Underlying Index is defined as all publicly traded stocks domiciled in emerging Asia countries excluding China and India, such as Indonesia, Malaysia, Thailand and the Philippines.  Emerging Asia countries are categorized as emerging Asia countries for purposes of stock selection based on the classifications of international organizations, such as the World Bank and the IMF.

The Index Provider for the Beyond BRICs Emerging Asia Small Cap Underlying Index is INDXX LLC.

EGShares Emerging Markets Consumer Small Cap ETF

The Underlying Index for the EGShares Emerging Markets Consumer Small Cap ETF is the INDXX Emerging Markets Consumer Small Cap Index (the “Emerging Markets Consumer Small Cap Underlying Index”).  The Fund defines consumer companies as companies whose businesses involve:  automobiles and parts, beverages, food production, household goods, leisure goods, personal goods, food and drug retail, general retail, media, travel and leisure and tobacco.  The index universe for the Emerging Markets Consumer Small Cap Underlying Index is defined as all publicly traded stocks domiciled in emerging market countries, such as Argentina, Chile, Columbia, Czech Republic, Egypt, Hungary, Indonesia, Jordan, Kuwait, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, Slovenia, South Africa, Ukraine, Brazil, China, India, Thailand and Turkey. Emerging market countries are categorized as emerging market countries for purposes of stock selection based on the classifications of international organizations, such as the World Bank and the IMF.

The Index Provider for the Emerging Markets Consumer Small Cap Underlying Index is INDXX LLC.

EGShares Emerging Markets Real Estate ETF

The Underlying Index for the EGShares Emerging Markets Real Estate ETF is the INDXX Emerging Markets Real Estate Index (the “Emerging Markets Real Estate Underlying Index”).  The Emerging Markets Real Estate Underlying Index may include small and medium capitalized companies, and generally includes real estate companies domiciled in emerging market countries.  Real estate companies generally include companies whose businesses involve:  developing, managing, financing and supporting the real estate industry.  The index universe for the Emerging Markets Real Estate Underlying Index is defined as all publicly traded stocks domiciled in emerging market countries, such as Argentina, Chile, Columbia, Czech Republic, Egypt, Hungary, Indonesia, Jordan, Kuwait, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, Slovenia, South Africa, Ukraine, Brazil, China, India, Thailand and Turkey. Emerging market countries are categorized as emerging market countries for purposes of stock selection based on the classifications of international organizations, such as the World Bank and the IMF.

The Index Provider for the Emerging Markets Real Estate Underlying Index is INDXX LLC.

EGShares Beyond BRICs Emerging Asia Infrastructure ETF

The Underlying Index for the EGShares Beyond BRICs Emerging Asia Infrastructure ETF is the INDXX Beyond BRICs Emerging Asia Infrastructure Index (the “Beyond BRICs Emerging Asia Infrastructure Underlying Index”).  The Beyond BRICs Emerging Asia Infrastructure Underlying Index includes companies whose business generally involve:  construction and engineering, construction materials, independent power producers, metals and mining, and wireless telecommunication services.  The Beyond BRICs Emerging Asia Infrastructure Underlying Index is a free-float capitalization weighted stock market index comprised of 30 leading companies that the Index Provider determines to be representative of Indonesia’s, Malaysia’s, Thailand’s and the Philippines’ infrastructure sectors.  The index universe for the Beyond BRICs Emerging Asia Infrastructure Underlying Index is defined as all publicly traded stocks domiciled in emerging Asia countries excluding China and India, such as Indonesia, Malaysia, Thailand and the Philippines.  Emerging Asia countries are categorized as emerging Asia countries for purposes of stock selection based on the classifications of international organizations, such as the World Bank and the IMF.

The Index Provider for the Beyond BRICs Emerging Asia Infrastructure Underlying Index is INDXX LLC.